     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 2002



                                                      REGISTRATION NO. 333-83578

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO


                                    FORM S-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          MOLECULAR DIAGNOSTICS, INC.

             (Exact name of registrant as specified in its charter)


                   DELAWARE                                        36-4296006
        (State or other jurisdiction of                         (I.R.S. Employer
        incorporation of organization)                         Identification No.)

                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                                 (312) 222-9550
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               PETER P. GOMBRICH
                            CHIEF EXECUTIVE OFFICER
                          MOLECULAR DIAGNOSTICS, INC.
                      414 NORTH ORLEANS STREET, SUITE 510
                            CHICAGO, ILLINOIS 60610
                                 (312) 222-9550
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                                    Copy to:

                             ROBERT J. MINKUS, ESQ.
                             SCHIFF HARDIN & WAITE
                                6600 SEARS TOWER
                          CHICAGO, ILLINOIS 60606-6473
                                 (312) 258-5500

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                           PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE     AGGREGATE OFFERING        AMOUNT OF
    SECURITIES TO BE REGISTERED       BE REGISTERED(1)       PER SHARE(2)           PRICE(2)        REGISTRATION FEE(3)
-----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per
  share............................      20,155,000              $0.81             $16,325,550            $1,502
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------


(1) The registrant is also registering an undetermined number of shares of common stock as may be issued pursuant to antidilution adjustments.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act based on the average of the bid and ask prices for our common stock as reported on the Over-the-Counter Bulletin Board on June 19, 2002.


(3) Registration fee of $576 paid previously with Registration Form S-2 (Registration No. 333-83578) dated February 28, 2002.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     PURSUANT TO RULE 429 OF THE SECURITIES ACT, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT ALSO COVERS 34,969,124 SHARES OF COMMON STOCK FROM A PREVIOUS REGISTRATION STATEMENT (FILE NO. 333-65240) AS TO WHICH A REGISTRATION FEE OF $9,537 WAS PAID.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED JUNE 21, 2002


PRELIMINARY PROSPECTUS


                               42,370,748 SHARES



                          MOLECULAR DIAGNOSTICS, INC.


                                  COMMON STOCK

     The selling stockholders listed in this prospectus are offering from time to time:


     - 5,625,214 shares of our common stock;



     - 6,124,977 (with dividends) shares of our common stock that are issuable upon the conversion of our Series B convertible preferred stock;



     - 7,044,181 (with dividends) shares of our common stock that are issuable upon the conversion of our Series C convertible preferred stock;



     - 1,851,644 (with dividends) shares of our common stock that are issuable upon the conversion of our Series D convertible preferred stock;



     - 289,286 shares of our common stock that are issuable upon conversion of a stock appreciation right;



     - 6,162,291 shares of our common stock that are issuable upon conversion of convertible promissory notes; and



     - 15,273,155 shares of our common stock that are issuable upon exercise of common stock purchase warrants.



     We will not receive any of the proceeds from the sale of the common stock. We will, however, receive the exercise price of the common stock purchase warrants if and when they are exercised. We issued the common stock, Series B convertible preferred stock, Series C convertible preferred stock, Series D convertible preferred stock, stock appreciation rights, convertible promissory notes and common stock purchase warrants to the selling stockholders in transactions exempt from registration under the Securities Act.


     The selling stockholders may offer and sell the common stock from time to time in transactions in the over-the-counter market or in negotiated transactions. The selling stockholders directly, or through agents or dealers designated from time to time, may sell the common stock at fixed prices, which may change, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.


     Our common stock is traded on the Over-the-Counter Bulletin Board under the symbol MCDG. On June 20, 2002, the last reported sale price of our common stock on the Over-the-Counter Bulletin Board was $0.82 per share.


     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 1.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is June   , 2002.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
About this Prospectus.......................................    i
Risk Factors................................................    1
Forward-Looking Statements..................................    3
Molecular Diagnostics, Inc..................................    4
Recent Developments.........................................   10
Use of Proceeds.............................................   10
Selling Stockholders........................................   11
Plan of Distribution........................................   26
Description of Capital Stock................................   28
Legal Matters...............................................   41
Experts.....................................................   42
Where You Can Find More Information About Us................   42
Documents Delivered with this Prospectus....................   43
Commission Position on Indemnification for Securities Act
  Liability.................................................   43



     In this prospectus, "we," "us," "our," and "Molecular Diagnostics" refer to Molecular Diagnostics, Inc, its subsidiaries and predecessors.

                             ---------------------

     You should rely only on information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. The selling stockholders are not offering these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                             ABOUT THIS PROSPECTUS


     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission to register 42,370,748 shares of our common stock which the selling stockholders named in this prospectus may sell from time to time. Accordingly you should refer to the registration statement and its exhibits for further information about us and our common stock. Statements contained in this prospectus concerning documents we filed with the SEC are not intended to be comprehensive, and in each instance we refer you to the copy of the actual document filed as an exhibit to the registration statement or otherwise filed with the SEC. You should read this prospectus together with the additional information described under the heading "Where You Can Find More Information About Us."

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we are facing. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

     Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.


THERE IS A LIMITED MARKET FOR PENNY STOCKS SUCH AS OUR COMMON STOCK.


     Our common stock is considered a "penny stock" because, among other things, its price is below $5 per share, it trades on the Over-the-Counter Bulletin Board and we have net tangible assets of less than $2,000,000. As a result, there may be less coverage by security analysts, the trading price may be lower, and it may be more difficult for our stockholders to dispose of, or to obtain accurate quotations as to the market value of, their common stock. Being a penny stock could limit the liquidity of our common stock.

THE HISTORICALLY VOLATILE MARKET PRICE OF OUR COMMON STOCK MAY AFFECT THE VALUE OF OUR STOCKHOLDERS' INVESTMENT.

     The market price of our common stock, like that of many other medical products and biotechnology companies, has in the past been highly volatile. This volatility is likely to continue for the foreseeable future. Factors affecting potential volatility include:

     - general economic and other external market factors;

     - announcements of mergers, acquisitions, licenses and strategic agreements;

     - announcements of private or public sales of securities;

     - announcements of new products or technology by us or our competitors;

     - fluctuations in operating results; and


     - announcements of the Food and Drug Administration ("FDA") relating to products.


OUR COMMON STOCK IS UNLIKELY TO PRODUCE DIVIDEND INCOME FOR THE FORESEEABLE FUTURE.

     We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends for the foreseeable future. We intend to reinvest any funds that might otherwise be available for the payment of dividends in further development of our business.

OUR COMMON STOCK IS SUBJECT TO DILUTION, AND AN INVESTOR'S OWNERSHIP INTEREST AND RELATED VALUE MAY DECLINE.


     We are authorized to issue up to 10,000,000 shares of preferred stock. We have approximately 118,093 shares of Series A convertible preferred stock outstanding which convert into 51,580 shares of our common stock and 1,357,356 shares of Series B convertible preferred stock outstanding which convert into 6,124,977 shares of our common stock. We also have 1,331,499 shares of Series C convertible preferred stock outstanding which convert into 7,044,181 shares of our common stock, 175,000 shares of Series D convertible preferred stock outstanding which convert into 1,851,644 shares of our common stock, and 434,387.52 shares of Series E convertible preferred stock outstanding, which will be convertible into 12,049,414 shares of our common stock on December 1, 2002. Our Certificate of Incorporation gives our board of directors authority to issue the remaining undesignated shares of preferred stock with such voting rights, if any, designations, rights, preferences and limitations as they may determine.

     We have outstanding warrants to purchase 15,273,155 shares of our common stock, outstanding options to purchase approximately 3,142,497 shares of our common stock, 450,000 stock appreciation rights which are convertible into 289,286 shares of common stock, and $3,259,439 in principal amount of convertible promissory notes outstanding which are convertible into 6,162,291 shares of common stock.


     Exercise or conversion by the holders of these securities would result in substantial dilution to our shareholders.


WE HAVE A LIMITED OPERATING HISTORY AND THERE ARE DOUBTS AS TO OUR BEING A GOING CONCERN.



     We have limited operating history. Our revenues, since our inception in March 1998, have been derived nearly entirely from sales by Samba Technologies, SARL, our wholly-owned subsidiary. We have not introduced or sold any of our InPath System products to date.


     We will continue to devote substantial resources to product development. We anticipate that we will continue to incur significant losses unless and until some or all of our products have been successfully introduced, if ever, into the market place.


     We have incurred substantial losses and have limited financial resources. Consequently our independent accountants have noted that these conditions raise substantial doubt as to our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that may result from the outcome of this uncertainty. The going concern explanatory paragraph may make additional financing more difficult or costly.


WE MAY NOT BE ABLE TO MEET OUR LONG-TERM CAPITAL REQUIREMENTS.

     We do not know if we will be able to sustain our longer-term operations through future revenues. Whether we will need to raise additional funds to support our long-term operations is influenced by many factors, including the costs, timing and success of efforts to develop products and market acceptance of our products.

OUR PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATION AND THEY MAY NOT RECEIVE NEEDED GOVERNMENT APPROVALS.


     The sale and use of our products in the United States is regulated by the FDA. We must meet significant FDA requirements before we receive clearance to market our products. Included in these FDA requirements is the conduct of lengthy and expensive clinical trials to prove the safety and efficacy of the products. Until we complete such clinical trials our products may be used only for research purposes or to provide supplemental diagnostic information in the United States. We have received FDA approval for one of our products. We have started clinical trials for two other products and expect to begin additional trials in 2002. We have not yet begun clinical trials of any of our AccuMed products. We cannot be certain that our product development plans will allow these additional trials to commence or be completed according to plan or that the results of these trials, or any future trials, when submitted to the FDA along with other information, will result in FDA clearance to market our products in the United States.


     Sales of medical devices and diagnostic tests outside the United States are subject to foreign regulatory requirements that vary from country to country. The time required to obtain regulatory clearance in a foreign country may be longer or shorter than that required for FDA marketing clearance. Export sales of certain devices that have not received FDA marketing clearance may be subject to regulations and permits, which may restrict our ability to export the products to foreign markets. If we are unable to obtain FDA clearance for our products, we may need to seek foreign manufacturing agreements to be able to produce and deliver our products to foreign markets. We cannot be certain that we will be able to secure such foreign manufacturing agreements.

WE MAY NOT BE ABLE TO COMPETE WITH COMPANIES THAT ARE LARGER AND HAVE MORE RESOURCES.

     We compete in the medical device and diagnostics marketplace with companies that are much larger and have greater financial resources than we do. We cannot be certain that our products will be able to be successfully marketed in this competitive environment.

WE MAY NOT BE ABLE TO MARKET OUR PRODUCTS.

     We do not intend to maintain a direct sales force to market our products. Therefore, in order to successfully market our products, we must be able to negotiate profitable sales and marketing agreements with organizations that have direct sales forces calling on domestic and foreign markets that may use the products. If we are not able to successfully negotiate such agreements, we may be forced to market our products through our own sales force. We cannot be certain that we will be successful in developing and training such a sales force, should one be required, or that we will have the financial resources to carry out such development and training.

WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

     We hold a variety of patents and trademarks and have applied for a significant number of additional patents and trademarks with the United States Patent and Trademark Office and several foreign patent authorities. We intend to file additional patent and trademark applications as dictated by our research and development projects and business interests. We cannot be certain that any of the currently pending patent or trademark applications, or any of those which may be filed in the future, will be granted.

     We protect much of our core technology as trade secrets because our management believes that patent protection would not be possible or would be less effective than maintaining secrecy. We cannot be certain that we will be able to maintain secrecy or that a third-party will not be able to develop technology independently.

     The cost of litigation to uphold the validity of a patent or patent application, prevent infringement or protect trade secrets can be substantial, even if we are successful. Furthermore, we cannot be certain that others will not develop similar technology independently or design around the patent aspects of our products.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, which, in turn, are based on information currently available to our management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions, we are making forward-looking statements.

     Forward-looking statements involve risks, uncertainties and assumptions. Our future results and stockholder values may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements.

     For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "Risk Factors" beginning on page 1. In addition to the Risk Factors and other important factors discussed elsewhere in this prospectus, and in our Annual Report on Form 10-K, as amended, which accompanies this document, you should understand that other risks and uncertainties and our public announcements and SEC filings could affect our future results and could cause results to differ materially from those suggested by the forward-looking statements.

     Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                          MOLECULAR DIAGNOSTICS, INC.


GENERAL





     We were incorporated in Delaware in December 1998 as the successor to Bell National Corporation ("Bell National") which was incorporated in California in 1958. In December 1998, Bell National, which was then a shell corporation without any business activity, acquired InPath, LLC, a development stage company engaged in the design and development of products used in screening for cervical and other types of cancer. For accounting purposes, the acquisition was treated as if InPath had acquired Bell National. However, Bell National continued as the legal entity and the registrant for Securities and Exchange Commission filing purposes. Bell National merged into Ampersand Medical Corporation, its wholly-owned subsidiary, in May 1999 in order to change the state of incorporation of the company to Delaware. In January 1999, we purchased all of the assets of Samba Technologies, SARL, ("Samba") based in France, from Unilog Regions, S.A. In September 2001, we acquired 100% of the outstanding stock of AccuMed International, Inc., ("AccuMed") by means of a merger of AccuMed into our wholly-owned subsidiary. Shortly after the AccuMed merger Ampersand Medical Corporation changed its corporate name to Molecular Diagnostics, Inc. The name change was effected by the merger of our wholly-owned subsidiary, Molecular Diagnostics, Inc., with and into Ampersand Medical Corporation. In October 2001, we became a minority shareholder in Cell Solutions, LLC, a Virginia limited liability company.



     We are focused on the design, development and marketing of the InPath System. The component products of the InPath System are intended to detect, at the earliest possible stage, cancer and cancer related diseases and may be used in a laboratory, clinic, or doctor's office. We also design and manufacture the AcCell computer aided automated microscopy instrument and the AcCell Savant, an instrument that includes an AcCell and software, which collects quantitative cellular information used in support of a diagnostic process. These instruments are sold to laboratories and medical diagnostic companies for use in the customers' proprietary applications. The instruments, in certain instances, are also placed in the customers' facility on a fee-for-use basis. Samba designs, develops and markets web-enabled software based systems for image analysis, image capture, and image transmission and management for clinical and industrial applications. Samba also is developing the software used in the InPath System. Nearly all of our reported revenue to date has been from the sale of Samba products and services.



     The science of medical diagnostics has advanced significantly during the past decade. Much of this advance has come as a result of new knowledge of the human genome and related proteins, which form the foundation of cell biology and the human body. Our goal is to utilize this research as a base to develop screening and diagnostic testing products for cancer and cancer-related diseases. We believe that the success of these products will improve patient care through more accurate test performance, wider availability and cost effective service delivery. We are developing an initial series of products to address these criteria including sample collection devices, chemical and biological tests, and analysis instruments and related software.



     Our strategy is to develop products through internal development processes, strategic partnerships, licenses and acquisitions of companies. This strategy has required and will continue to require additional capital. As a result, we will incur substantial operating losses until we are able to successfully market some, or all, of our products.



  PRODUCTS



  The InPath System



     We are currently developing and testing a family of products for use in cancer screening and diagnosis. We call this family of products the InPath System. The core of the InPath System is a combination of protein antibodies -- the Cocktail-CVX -- that allows the InPath System to detect and highlight abnormal cervical cells in a rapid and objective fashion. We intend to use different antibody combinations to detect and diagnose different types of cancer and other cancer-related diseases.

     The initial application of the InPath System is designed to enhance the current cervical cancer screening process performed in laboratories, commonly referred to as the PAP test. Our ultimate goal is to perform this screening test in a matter of minutes at the point of service, whether in a laboratory, doctor's office, clinic or mobile medical vehicle. The InPath System includes the following components:



     - A unique sample collection device consisting of a small disposable balloon, shaped to fit the cervix. The device is intended to replace the spatula and brush currently used to collect patient cytology samples.



     - A biochemical assay, fully-automated, is applied to a sample to identify abnormal cells.



      - In the laboratory version of the InPath System slide based test, this biochemical assay is applied to sample cells released from a collection device and deposited on a glass slide.



      - In the point of service version of the InPath System, this biochemical assay is applied directly to the cellular sample and analyzed either in solution or while still on the collection device.



     - An instrument which performs an automated analysis of a sample by means of an optical scan that detects the presence of multiple wavelengths of fluorescent light. This light is produced by fluorescent reporter tags, which are attached to certain components used in the biochemical assay.



      - In the laboratory version of the InPath System, the AcCell computer aided automated microscopy instrument uses a camera to read the various wavelengths of light from the collector.



      - In the point of service version of the InPath System, the proprietary instrument uses custom designed optical devices and lasers to capture the various wavelengths of light.



     - Custom designed software that controls the automated instruments and processes the analysis of the captured light detected.



     IN-CELL HPV TEST



     In June 2000, we obtained world-wide exclusive license from Invirion and Bruce Patterson, M.D., its principal, for a proprietary medical technology to detect the presence of E6 and E7 genes of the human papillomavirus ("HPV"), a sexually transmitted disease. These viral oncogenes signify that the virus has assimilated into the patient's cellular DNA, and presence of E6/E7 genes is much more closely associated with a woman's risk of developing cervical cancer than currently marketed HPV tests. We will use this technology as part of the InPath System to allow physicians to manage patient care. The combination of the two tests will give the healthcare provider a better picture of the level of any disease present and whether a patient may be at an increased risk to develop certain diseases in the future. Based on these results, the health care provider may prescribe a more thorough course of treatment. We began to offer this product for sale as an Analyte Specific Reagent ("ASR") for use by laboratories qualified to perform high complexity tests in "home-brew" applications at the end of 2001 and recorded initial orders in the first quarter of 2002.



     SAMBA SOFTWARE PRODUCTS AND SERVICES



     Samba designs, develops and markets web-enabled software based systems for image analysis, image capture, and image transmission and management in clinical and industrial applications. Samba also designs the imaging and analysis software used in the laboratory version of the InPath System. Samba is currently working on control and analysis software for other instruments in the InPath System. Nearly all of our reported revenue to date is derived from the sale of Samba's products and services to other researchers, and other instrument manufacturers, and pharmaceutical companies.



     Samba software suites, a group of programs that may be used alone or in combination for a particular application, allow the user to capture and share digital images and related data. Examples of applications are radiology, pathology, and real-time coordination between a pathologist and a physician during surgical procedures. Samba software can create a single data folder, where patient information, physician case notes and diagnostic images from various sources are maintained or annotated. The software can be employed in local or wide area networks, or through an Internet browser using security-encrypted files. All of Samba's software, developed using Visual Basic, C/C++ and Java, can be used on a wide variety of image capture instruments or devices and can employ static, historical, or dynamic (live) images. Samba also provides software customization, installation, interface, network, and Internet consulting services to the users of its products.



  AUTOMATED MICROSCOPY INSTRUMENTS



  AcCell



     In November 2001, Ventana Medical Systems, Inc. ("Ventana") agreed to purchase and distribute AcCell with their image analysis software, a computer aided automated microscopy instrument, designed to help medical specialists examine and diagnose specimens of human cells. AcCell may be delivered with a variety of features including:



     - Robotic slide-feeding systems to load and unload slides from the microscope;



     - Bar code readers to ensure proper identification of samples being analyzed;



     - Electro-mechanical scanning stages to facilitate accurate slide screening;



     - Automated cellular focusing on slides; and



     - Data management software to facilitate primary or secondary review of samples and report results into record-keeping systems.



     The current AcCell instrument is a key tool of our research process, clinical trials, and the InPath System laboratory based test. During the fourth quarter of 2001, we initiated development of the next generation of the AcCell instrument, AcCell 2500, utilizing strategic design and manufacturing partners. During that same fourth quarter, we also signed contracts with customers to deliver both the current version and the next generation of AcCell instruments beginning late in 2001. We are continuing to sell and market the instrument to other potential customers, OEM laboratories and into the diagnostics marketplace.



  AcCell Savant



     The AcCell Savant includes an AcCell base instrument as well as an electronic imaging system and image analysis software. This instrument is designed for use as a quantitative microscopy platform. We currently have instruments in use in a customer's laboratory or clinical facility for research purposes under a fee-per-use contract, which we recently extended through 2003. As a part of the contract extension, we agreed to provide additional instruments to handle the customer's laboratory or clinical facility for research purposes and increased test volumes. The customer has also agreed to be a beta test site for a new and updated version of the proprietary image analysis software used in the application. Variations of this platform may also be used with image analysis software developed by Samba.



  MARKETS



     According to several industry reports , there are approximately 60,000,000 PAP tests performed annually in the United States. The U.S. market for cervical screening today amounts to approximately $1,000,000,000, based on current average costs to perform the existing test. We do not plan to develop and train a large direct sales force to sell the InPath System. Our initial strategy is to market the laboratory version of the InPath System to major laboratory organizations in the United States. Once the InPath System has been successfully established in the laboratory market, our strategy is to form alliances with these laboratories and other medical products distribution companies and utilize their sales forces to broaden sales of the InPath System to hospitals, clinics, managed care organizations and office-based physician groups.



     The cost of the PAP test outside of the United States, where approximately 100,000,000 tests are performed, vary widely from country to country. Outside of the United States, most healthcare services are provided by governmental organizations. Healthcare in many of these countries is managed by governmental agencies, often at the local level, making the precise number of tests performed difficult to validate. In developing countries where healthcare, especially cancer screening may be minimal, non-profit organizations often supplement government health programs. We estimate the total of the non-U.S. market today at between $500,000,000 and $600,000,000.



     We intend to distribute InPath System into both markets pursuant to our statutory regulatory approvals. We also anticipate that because our products are more cost-effective and designed to increase access to cervical screening, the potential combined market could be expanded to a level in excess of $3,000,000,000.



     The AcCell is a key proprietary component of the laboratory version of the InPath System. In addition, we are marketing the AcCell instrument platform, including the version currently in development, to medical diagnostic companies as a means to automate specific diagnostic testing processes. We will attempt to expand our existing customer base and to supply the AcCell platform to additional customers who are interested in automating their proprietary diagnostic testing processes. We market the AcCell as the most versatile and cost-effective automated microscopy platform currently available. We are expanding our existing customer base for the AcCell Savant and will continue to market this product to customers interested in image analysis and quantitative microscopy. We are introducing a new version of the analysis software used on the AcCell Savant in mid 2002. We believe these innovations will allow us to increase the level of potential customer interest in the instrument, thus enabling us to expand our market.



     Samba currently sells its products and services through direct sales and representatives in Europe and through a distribution arrangement in Central and South America. Prior to 1999, Samba had a distribution arrangement in North America. Since our acquisition of Samba, we have marketed Samba products in the United States. Samba is adding to its distribution agreements to cover specific countries or market segments in Europe, Asia, the Middle East and North Africa. During 2000, we added a full time marketing person to introduce the Samba products to a broad range of potential customers and distribution partners in the United States. This potential market includes large laboratories, integrated healthcare delivery networks, web-based medical information providers, and laboratory and hospital information system vendors. We have licensed Samba software to a large medical diagnostics company in the United States and have several pilot-study installations currently in place or planned for 2002 in the United States.



  GOVERNMENT REGULATION, CLINICAL STUDIES AND REGULATORY STRATEGY



     The development, manufacture, sale, and distribution of some of our products is regulated by the FDA and comparable authorities in certain states and foreign countries. In the United States, the Food, Drug and Cosmetic Act (the "FD&C Act") and related regulations apply to some of our products. These products cannot be shipped in interstate commerce without prior authorization from the FDA.



     Medical devices may be authorized by the FDA for marketing in the United States either pursuant to a pre-market notification under Section 510(k) of the FD&C Act, commonly referred to as a 510(k) notification, or a pre-market approval application (a "PMA"). The process of obtaining FDA marketing clearance and approval from other applicable regulatory authorities is costly and there can be no guarantee that the process will be successful. The 510(k) notifications and PMA applications typically require preliminary internal studies, field studies, and/or clinical trials, in addition to submission of other design documentation. We manage the regulatory process through the use of consultants, Clinical Research Organizations, ("CROs") and members of our Medical Advisory Board.



     A 510(k) notification, among other things, requires an applicant to show that its products are "substantially equivalent" in terms of safety and effectiveness to an existing FDA cleared predicate product. An applicant may only market a product submitted through a 510(k) notification after the FDA has issued a written notification determining the product has been found to be substantially equivalent.



     To obtain PMA approval for a device, an applicant must demonstrate, independent of other similar devices, that the device in question is safe and effective for its intended uses. A PMA must be supported by extensive data, including pre-clinical and clinical trial data, as well as extensive literature and design documentation to prove the safety and effectiveness of the device. The PMA process is substantially longer than a 510(k) notification process. During the review period, the FDA may conduct extensive reviews of our clinical trial center documentation and our manufacturing facilities and processes or those of our strategic partners. In addition, the FDA may request additional information and clarifications and convene a physician advisory panel to assist in its determination.



     The FD&C Act generally bars advertising, promoting, or other marketing of medical devices that the FDA has not approved or cleared. Moreover, FDA enforcement policy strictly prohibits the promotion of known or approved medical devices for non-approved or "off-label" uses. In addition, the FDA may withdraw product clearances or approvals for failure to comply with regulatory standards.



     Our current and prospective foreign operations are also subject to government regulation, which varies from country to country. Many countries, directly or indirectly through reimbursement limitations, control the price of most healthcare products. Developing countries put restrictions on the importation of finished products, which may delay such importation. European Directives establish the requirements for medical devices in the European Union. The specific directives are the Medical Device Directive (MDD 93/42/EEC) and the In-Vitro Diagnostics Device Directive (IVDD/98/79/EEC). The International Organization for Standardization ("ISO") establishes standards for compliance with these directives, particularly for quality system requirements.



     The FDA has adopted regulations governing the design and manufacture of medical devices that are, for the most part, harmonized with the ISO's quality system standards for medical devices. The FDA's adoption of the ISO's approach to regulation and other changes to the manner in which the FDA regulates medical devices will increase the cost of compliance with those regulations.



     We will be subject to certain registration, record-keeping and medical device reporting requirements of the FDA. Our manufacturing facilities, or those of our strategic partners, will be obligated to follow the FDA's Quality System Regulation and be subject to periodic FDA inspections. Any failure to comply with the FDA's Quality System Regulation or any other FDA or other government regulations would have a material adverse effect on our future operations.



     The InPath System will need to be cleared for marketing by the FDA, as described above, prior to its sale and use in the U.S. clinical market. We cannot be sure whether or when the FDA will clear the InPath System. Internationally, the InPath System may be subject to various government regulations, which may delay the introduction of new products and services and adversely affect our business.



     The InPath System may be subject to regulation in the United States under the Clinical Laboratory Improvement Act ("CLIA"). CLIA establishes quality standards for laboratories conducting testing to ensure the accuracy, reliability and timeliness of patient test results, regardless of where the test is performed. The requirements for laboratories vary depending on the complexity of the tests performed. Thus, the more complicated the test, the more stringent the requirement. Tests are categorized as high complexity, moderate complexity (including the category of provider performed microscopy) and waived tests. CLIA specifies quality standards for laboratory proficiency testing, patient test management, quality control, personnel qualifications and quality assurance, as applicable.



     The FDA is responsible for categorization of commercially marketed laboratory tests. The Centers for Disease Control ("CDC") is responsible for categorization of laboratory procedures such as provider-performed microscopy. For commercially-marketed tests, the FDA now determines the appropriate complexity category as it reviews pre-market submissions for clinical laboratory devices. Manufacturers are asked to include an extra copy of the package insert identified as "FOR CLIA CLASSIFICATION" in the submission for product commercialization (i.e., 510(k) or PMA). Manufacturers are notified of the assigned complexity through routine FDA correspondence (that is, as an enclosure with a clearance or approval letter or as a separate letter in response to other submissions). Categorization is effective as of the date of the written notification to the manufacturer.



     We are developing the InPath System to be user-friendly, require minimum operator training, and have safety and operating checks built into the functionality of the instruments. We believe that our efforts will result in the FDA and/or the CDC assigning the lowest possible classification of the InPath System. If, however, these products are classified into a higher category, it may have a significant impact on our ability to market the product in the United States.



     We continue to conduct clinical studies and trials on our InPath System during its development. These studies and trials vary in terms of number of patient samples, individual product components, specific processes and conditions, purpose, and other factors which may affect the results.



     We are using the data from our completed and ongoing clinical trials and studies to offer for sale our InPath System as an ASR in countries such as the United States, Mexico, Peru, Chile, India, China and other developing nations. We are not permitted to market non-ASR our products in certain countries, including the United States, with clinical or diagnostic claims until we have received clearance from the appropriate regulatory agency. ASR tests make no medical claims but may be used by laboratories, who are qualified to perform high complexity tests, and physicians as components of "home-brew" procedures. We received our first U.S. ASR orders in early 2002.



     We are pursuing regulatory approval of the InPath System products through a series of submissions and in some cases, using data from a single clinical study. This tiered approach is designed to accelerate revenue opportunities for the InPath System in the short term and to drive adoption of our innovative products over the long term, while minimizing the expense and time involved in undertaking the appropriate study.



     The first stage of the overall strategy involved the submission of our e(2) Collector for approval as a substantially equivalent device to the brush and spatula method of gathering samples used in the current PAP tests. The 510(k) notification was completed and filed in late September 2001. Subsequent data was furnished to the FDA in the first quarter of 2002.



     The second stage of our overall strategy involves a continuing study of the InPath System and Cocktail-CVX. This submission will cover the InPath System as a means to eliminate true negative samples from further testing. We anticipate completion of this portion of the study and submission of the data to the FDA by the third quarter of 2002. We will also submit the data to foreign regulatory authorities that have jurisdiction over these products. Subsequently, we will be collecting and submitting data for the InPath System point of service test.



     We anticipate that we will begin launching our clinical trials of the InPath In-Cell HPV test during the fourth quarter of 2002 and expect completion of the trial and submission of the data to the FDA during the first quarter of 2003, depending on our ability to raise necessary capital.



     If the submissions for the various InPath System products are cleared by the FDA for sale in the U.S. market or approved for sale by foreign regulatory agencies, we intend to sell the cleared products in the respective clinical markets.

                  INPATH SYSTEM PRODUCT INTRODUCTION TIMELINES



PRODUCT                        PROCESS                             TIMELINE
-------                        -------                             --------
e(2) Collector     Clinical trials                    Completed
                   Regulatory submission & review     Filed September 28, 2001
                   Regulatory clearance anticipated   2nd  Quarter 2002
                   US sales                           2nd  Quarter 2002
                   International sales                2nd  Quarter 2002
Cocktail-CVX       Clinical trials                    Current through 3rd Quarter 2002
                   Regulatory submission & review     3rd  Quarter 2002
                   Regulatory clearance projected     3rd  Quarter 2003
                   US sales                           4th  Quarter 2003
                   International sales (CE Mark)      4th  Quarter 2002
Cocktail-CVX ASRs  US sales                           3rd  Quarter 2002
                   International sales                3rd  Quarter 2002
In-Cell HPV test   Clinical trials                    4th  Quarter 2002
                   Regulatory submission & review     1st  Quarter 2003
                   Regulatory clearance anticipated   4th  Quarter 2003
                   US sales                           4th  Quarter 2003
                   International sales (CE Mark)      2nd  Quarter 2003
In-Cell HPV ASRs   US Sales                           1st  Quarter 2002
                   International sales                4th  Quarter 2001



     We currently distribute AcCell, AcCell Savant and Samba software products into commercial markets that do not require regulatory clearance. In order to distribute these products for use in certain clinical applications, however, we will be required to conduct clinical trials and to make submissions to applicable regulatory agencies for clearance. We do not have any current plans to make any submissions to the FDA or other foreign regulatory agencies covering these products. In the future, some of our customers may include these products in submissions to the FDA or other foreign regulatory agencies covering their use in a customer's proprietary diagnostic or clinical process.



                              RECENT DEVELOPMENTS



     In June 2002, we completed a bridge financing in which we issued 89 units, consisting of one common stock purchase warrant entitling the holder the right to purchase 25,000 shares of our common stock and one $25,000 promissory note. Each unit sold for $25,000 and we received $2,225,000. Bathgate McColley Capital Group, LLC served as our placement agent. Please refer to the description of the warrants and promissory note we issued in the bridge financing in the section "Description of Capital Stock."



     On May 9, 2002, we entered into a Stock Purchase Agreement with Unisource Corp LLC pursuant to which we agreed, subject to the terms and conditions of the Stock Purchase Agreement, to sell Unisource 21,428,000 shares of our common stock for $15,000,000. Unisource is obligated to purchase these shares subject to certain closing conditions including the completion of due diligence to Unisource's satisfaction.



                                USE OF PROCEEDS



     All of the shares of common stock offered pursuant to this prospectus are being offered by the stockholders listed under Selling Stockholders. We will not receive any of the proceeds from the sales of the shares of common stock. We will receive the exercise price of the common stock purchase warrants if and when they are exercised, up to an aggregate of approximately $18,472,825 if all common stock purchase warrants are exercised. We intend to use any proceeds from the exercise of the common stock purchase warrants for working capital and general corporate purposes.

                              SELLING STOCKHOLDERS


     The following table sets forth with respect to the selling stockholders (i) the number and percentage of shares of common stock beneficially owned as of May 31, 2002, (ii) the maximum number of shares of common stock which may be sold pursuant to this prospectus and (iii) the number and percentage of shares of common stock which will be beneficially owned after sales pursuant to this prospectus, assuming the sale of all shares of common stock set forth in (ii) above:



                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Peter P. Gombrich, Chairman of the Board, Chief
  Executive Officer, and director(1)................     870,666          3.4%       674,000       196,666            *
  414 N. Orleans #510
  Chicago, IL 60610
John Abeles, M.D., director (3).....................     369,000          1.4%             0       219,000            *
  414 N. Orleans #510
  Chicago, IL 60610
Alexander M. Milley, director (2)...................   3,916,167         13.3%             0       219,000            *
  414 N. Orleans #510
  Chicago, IL 60610
Cadmus Corporation(4)...............................     822,167          3.1%       539,286       282,881          1.1%
Azimuth(65).........................................   2,875,000         10.1%      2,875,000            0            *
Denis O'Donnell, director(7)........................   1,003,901          3.8%       784,901       219,000            *
  c/o Molecular Diagnostics
  414 North Orleans, Suite 510
  Chicago, IL 60610
William J. Ritger (8)...............................   4,267,761         16.4%       264,521     4,003,240         15.4%
  623 Ocean Avenue
  Sea Girt, NJ 08750
Robert C. Shaw, director(6).........................     719,417          2.8%       500,417       219,000            *
  414 N. Orleans #510
  Chicago, IL 60610
Leonard R. Prange(5)................................   1,088,496          4.2%       105,808       982,688          3.8%
  641 W. Willow #142
  Chicago, IL 60614
Jacqueline Gombrich, as Trustee of The EAG Trust
  dated 10/23/98(10)................................     479,827          1.9%       479,827             0            *
  414 N. Orleans, #510
  Chicago, IL 60610
Jacqueline Gombrich, as Trustee of The CMC Trust
  dated 10/23/98(10)................................     479,827          1.9%       479,827             0            *
  414 N. Orleans, #510
  Chicago, IL 60610
Eric Gombrich(9)....................................     125,000            *         25,000       100,000            *
  c/o 414 N. Orleans, #510
  Chicago, IL 60610
Robert M. Adrian(11)................................      75,758            *         75,758             0            *
  6211 Highland Drive
  Chevy Chase, MD 20815
Airlie Group LP (10)................................     453,176          1.8%       453,176             0            *
  201 Main Street, #3300
  Fort Worth , TX 76102
Bathgate McColley Capital Group, LLC(13)............     893,500          3.4%       893,500             0            *
  5350 South Roslyn St., #380
  Englewood, CO 80111
Margaret M. Bathgate(14)............................     105,808            *        105,808             0            *
  6376 E. Tufts Ave
  Englewood, CO 80111

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Bentell AS(12)......................................      50,000            *         50,000             0            *
  Askervelen 61
  N-1373 Asker
  NORWAY
Frank Blatz(12).....................................      25,000            *         25,000             0            *
  970 Nepawin Lane
  Scotch Plains, NJ 07076
Kevin G. Boyle(47)..................................       7,781            *          7,781             0            *
  127 Hawksbill Way
  Jupiter, FL 33458
Kevin G. Boyle Securities, Inc(27)..................      50,000            *         50,000             0            *
  365 Stewart Ave., Apt B10
  Garden City, NY 11530
Brady Retirement Fund, L.P.(15).....................     146,654            *        146,654             0            *
  44 Montgomery St., #2110
  San Francisco, CA 94104
John H. Burlingame(12)..............................      15,000            *         15,000             0            *
  P.O. Box 948
  South Orleans, MA 02662
David Cathcart(12)..................................      15,000            *         15,000             0            *
  207 Fox Horn Lane
  Charlottesville, VA 22902
Cat Invest I, AS(15)................................     232,954            *        232,954             0            *
  v/Adv. Oystein Eskeland
  Postboks 1484 Vika
  0116 Oslo
  NORWAY
Cell Solutions, L.L.C. (41).........................     172,120            *        172,120             0            *
  95 Big Tree Street
  Livonia, NY 14487
Michael Chiero (31).................................      10,000            *         10,000             0            *
Commonwealth Associates & Designees(16).............   1,023,302          3.8%      1,023,302            0            *
  830 Third Ave., 4th Floor
  New York, NY 10022
Torrey L. Conrad(11)................................      30,303            *         30,303             0            *
  29W244 Oak Knoll
  West Chicago, IL 60185
Neil Costa(14)......................................      87,292            *         87,292             0            *
  714 Broadway
  New York, NY 10003
J Thomas Cox(43)....................................      50,000            *         50,000             0            *
  1063 Sandpiper Lane
  Santa Barbara, CA 93110
Thomas F. Curnin(12)................................      35,000            *         35,000             0            *
  40 Ocean Avenue
  Larchmont, NY 10538
Bruce De Schryver(12)...............................      20,000            *         20,000             0            *
  10 Woodbury Way
  Fairport, NY 14450
Richard D. Doermer(17)..............................      15,000            *         15,000             0            *
  415 N. LaSalle, #500
  Chicago, IL 60610
Fred and Susan Duboc(14)............................      52,904            *         52,904             0            *
  5500 South Pemberton
  Littleton, CO 80121
Susan M. Duncan (54)................................      87,500            *         87,500             0            *
  2651 S. Wadsworth Circle
  Lakewood, CO 80227

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Susan M. Duncan Irrev Gift Trust (54)...............      87,500            *         87,500             0            *
  2651 S. Wadsworth Circle
  Lakewood, CO 80227
James E Duncan (54).................................      87,500            *         87,500             0            *
  2651 S. Wadsworth Circle
  Lakewood, CO 80227
Gary C. Evans(18)...................................     398,249          1.5%       398,249             0            *
  13215 Glad Acres
  Farmers Branch, TX 75234
David A. Fishman(43)................................      50,000            *         50,000             0            *
  333 Superior Street, #420
  Chicago, IL 60611
Bruce J. Fogel(15)..................................     112,811            *        112,811             0            *
  359 Eagle Drive
  Jupiter, FL 33477
Four Corners(49)....................................     525,674          2.0%       525,674             0            *
  330 S. Decatur Blvd., Suite 1225
  Las Vegas, NV 89108
Fiserv Securities, Inc (54).........................      87,500            *         87,500             0            *
  FBO Greg Fulton IRA
  1900 St. James Place, Suite 100
  Houston, TX 77056
Charles B. Ganz(27).................................      50,000            *         50,000             0            *
  c/o Mellon Private Asset Management
  1801 N. Military Trail
  Boca Raton, FL 33431
Geary Partner, L.P.(15).............................     744,551          2.8%       744,551             0            *
  44 Montgomery St., #2110
  San Francisco, CA 94101
Drew S. Giles & Laurette K. Giles...................       7,500            *          7,500             0            *
  S. Pine Hill Trail West
  Tequerta, FL 33469
George I. Gorodeski & Shafrira S. Gorodeski(19).....      91,000            *         91,000             0            *
  25154 Bridgeton
  Beachwood, OH 44122
Robert Habig(43)....................................      25,000            *         25,000             0            *
  c/o 414 N. Orleans #510
  Chicago, IL 60610
John P. Harkrader(12)...............................      15,000            *         15,000             0            *
  P.O. Box 465
  Farmingdale, NJ 07727
Ben W. Hasten and Susan L. Hasten (53)..............      87,500            *         87,500             0            *
  366 Elm Street
  Denver, CO 80220
Arthur F. Hebard(12)................................      30,000            *         30,000             0            *
  6408 N W 45th Place
  Gainesville, FL 32653
Hess Investments(12)................................      33,333            *         33,333             0            *
  4311 Down Point Ln
  Windermere, FL 34786
Mark Hess(12).......................................      33,333            *         33,333             0            *
  4311 Down Point Ln
  Windermere, FL 34786
Holleb and Coff(21).................................     250,000            *        250,000             0            *
  55 East Monroe
  Suite 4100
  Chicago, IL 60603

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Richard R. Huebner(14)..............................      52,904            *         52,904             0            *
  Firserv Correspondent Services
  16318 E. Berry Ave
  Aurora, CO 80015
Fred R. Huettig(12).................................      20,000            *         20,000             0            *
  28 Corey Lane
  Mendham, NJ 07945
Shirley Hughes (64).................................      11,499            *         10,000         1,499            *
  506 2nd Street
  Griswold, IA 51535
John P. Ike(12).....................................      35,000            *         35,000             0            *
  Box 31
  Pottersville, NJ 07979
John C. Iverson (50)................................     542,603          2.1%       525,000             0            *
  476 Mariner Dr
  Jupiter, FL 33477
John C. Iverson Family Limited Partnership(48)......      17,603            *         17,603             0            *
  476 Mariner Dr
  Jupiter, FL 33477
Susan Keesee (43)...................................      25,000            *         25,000             0            *
  c/o 414 N. Orleans #510
  Chicago, IL 60610
David Kenkel & Stefanie Kenkel(22)..................      86,237            *         86,237             0            *
  JTTEN
  1845 4 Wheel Drive
  Whitefish, MT 59937
Brian S Kinsman (63)................................      29,641            *         29,641             0            *
  4987 Bradshaw Ct
  San Diego, CA 92130
Theodore L. Koenig (31).............................      30,000            *         30,000             0            *
  One Northbrook Place
  5 Revere Drive, Suite 206
  Northbrook, IL 60062
Thad T. Konopnicki & Audrey E.
  Vaughn(11)........................................      45,000            *         45,000             0            *
  3512 N. Dinwiddle
  Arlington, VA 22207
Jon B. Kruljac & Teri E. Kruljac(23)................     746,083          2.8%       416,083             0            *
  JTWROS
  2070 Grape St
  Denver, CO 80207
John A. Lamb(24)....................................      61,536            *         16,667             0            *
  206 Shady Hills Court
  Simi Valley, CA 93065
John A. Lamb -- IRA(25).............................      44,869            *         44,869             0            *
  7010 North 13th Place
  Phoenix, AZ 85020
William A. Lamb -- IRA(26)..........................      89,738            *         89,738             0            *
  7010 North 13th Place
  Phoenix, AZ 85020
Norbert Langley(12).................................      33,333            *         33,333             0            *
  320 Southeast Creek Road
  Church Hill, MD 21623
Lucas Capital Management(12)........................      20,000            *         20,000             0            *
  328 Newman Springs Rd
  Red Bank, NJ 07701

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
George B. Lucas, Jr. as Trustee of George B. Lucas
  Trust dated 8/31/88(14)...........................      52,904            *         52,904             0            *
  249 Hilldale Rd
  Villanova, PA 19085
George B. Lucas, Jr. as Trustee of Muriel B. Crowell
  Rev. Trust dated 4/26/91(14)......................     105,808            *        105,808             0            *
  1004 Vicars Woods
  Apt. S-315
  Ponte Vedra Beach, FL 32082
George B. Lucas, Jr. as Trustee of Robert L. Crowell
  Rev. Trust dated 4/26/91(14)......................     132,260            *        132,260             0            *
  1004 Vicars Woods
  Apt. S-315
  Ponte Vedra Beach, FL 32082
Wayne Maggio & Maria Maggio(11).....................      75,758            *         75,758             0            *
  JT TEN
  22 A Grove Street
  Winchester, MA 01890
James J. Maguire(12)................................      20,000            *         20,000             0            *
  P.O. Box 180
  Pottersville, NJ 07979
Robert L. Malatesta(12).............................      15,000            *         15,000             0            *
  52 Mitchel Place
  Little Silver, NJ 07739
Frank Mancuso(43)...................................       5,000            *          5,000             0            *
  111 W. Maple Street, Apt 2410
  Chicago, Il 60610
Thomas J. McCabe(12)................................      16,667            *         16,667             0            *
  P.O. Box 3480
  Warrenton, VA 20188
Thomas J. McCabe(15)................................      90,249            *         90,249             0            *
  P.O. Box 3480
  Warrenton, VA 20188
Eugene McColley(14).................................      31,742            *         31,742             0            *
  5350 South Reslyn Street, Suite 380
  Englewood, CO 80111
Robert McCullough, Jr.(61)..........................     231,405            *        231,405             0            *
  P.O. Box 151
  Kentfield, CA 94914
Silas McKinley, Jr.(63).............................     200,000            *        200,000             0            *
  P.O. Box 50264
  Clayton, MO 63105
Monarch Consulting(27)..............................     330,000          1.3%       330,000             0            *
  8873 E. Bayou Gulch Road
  Parker, CO 80134
Monsun AS(29).......................................   1,638,384          6.0%      1,638,384            0            *
  Torvejen 12 C
  1383 Aske
  NORWAY
W. Douglas Moreland(28).............................     586,616          2.2%       586,616             0            *
  1655 E. Layton Drive
  Englewood, CO 80110
David R. Morgan(14).................................      89,937            *         89,937             0            *
  P.O. Box 470
  Meadow Vista, CA 95722

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Steven J. Morris(15)................................     112,811            *        112,811             0            *
  66 Navesink Ave
  Rumson, NJ 07760
Michael A. Mulshine(30).............................      53,331            *         53,331             0            *
  868 Riverview Drive
  Brielle, NJ 08730
Gerald Mustapick(31)................................      50,000            *         50,000             0            *
  14041 U.S. Highway One, Suite A
  Juno Beach, FL 33408
Scott J. Mustapick(31)..............................       5,000            *          5,000             0            *
  Robin R. Mustapick, JTWROS
  14041 U.S. Highway One, Suite A
  Juno Beach, FL 33408
NASHA (60)..........................................      87,500            *         87,500             0            *
Christopher Neary(12)...............................      33,333            *         33,333             0            *
  11768 Willard Avenue
  Tustin, CA 92782
NeoMed Innovation III, L.P.(32).....................   5,533,440         17.7%      5,533,440            0            *
  8 Queensway House
  Queen Street, St. Helier
  JE24WD JERSEY
Northlea Partners(33)...............................     150,000            *        150,000             0            *
  2365 N.W. 41st Street
  Boca Raton, FL 33432
Barry Ollman(14)....................................      26,452            *         26,452             0            *
  9555 Poundstone Place
  Greenwood Village, CO 80111
Legg Mason -- Paul Orson (52).......................     700,000          2.6%       700,000             0            *
The Paisley Fund, L.P.(14)..........................     634,849          2.4%       634,849             0            *
  388 Market Street
  Suite 1700
  San Francisco, CA 94111
Hedge Fund -- Paisley Pacific, LP (51)..............   1,750,000          6.4%      1,750,000            0            *
  RS Investment
  388 Market Street
  San Francisco, CA 94111
Bruce K. Patterson(34)..............................     300,000          1.2%       300,000             0            *
  2300 Childrens Plaza, No 51
  Chicago, IL 60614
Fred H. Pearson(35).................................     221,616            *        221,616             0            *
  140 S Dearborn St., Suite 900
  Chicago, IL 60603
Robert John Peterson Trust (63).....................      28,959            *         28,959             0            *
  32 Aquinas Dr
  San Rafael, CA 94903
B. Michael Pisani(36)...............................     399,167          1.5%       399,167             0            *
  44 Lake Road
  Short Hills, NJ 07078
Jeffery L Pratt (63)................................      26,786            *         26,786             0            *
  530 Poplar Grove
  Vandalia, OH 45377
P.L. Thomas Group(37)...............................      39,834            *         39,834             0            *
  300 W. Washington St
  Chicago, IL 60606
Presidio Partners, L.P.(15).........................   1,365,011          5.0%      1,365,011            0            *
  44 Montgomery St., #2110
  San Francisco, CA 94104

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Robert L. Priddy(38)................................     103,428            *         16,380        87,048            *
  3435 Kingsborough
  Atlanta, GA 30326
Prospektiva SA(39)..................................     388,608          1.5%       388,608             0            *
  via Funicolare 2
  6900 Lugano
  SWITZERLAND
Jeff Purcell(11)....................................      72,315            *         72,315             0            *
  5 Oakbrook Ct
  Oak Brook, IL 60521
RS Diversified Growth Fund(14)......................   3,862,000         13.1%      3,862,000            0            *
  388 Market Street, Suite 1700
  San Francisco, CA 94111
Peter M. Radin, Jr. (59)............................     175,000            *        175,000             0            *
George Resta(22)....................................      86,237            *         86,237             0            *
  854 St. Edmonds Pl
  Annapolis, MD 21401
Ralph Richart (43)..................................      50,000            *         50,000             0            *
  350 Shore Drive
  Oakdale, NY 11769
Cal and Amanda Mae Rickiel (54).....................      87,500            *         87,500             0            *
  P.O. Box 1026
  Cortez, CO 81321-1076
Bernard B. Rinella(11)..............................     250,000            *        250,000             0            *
  One N. LaSalle, #3400
  Chicago, IL 60610
John Rutzel(12).....................................      15,000            *         15,000             0            *
  14 Hathaway Drive
  Princeton Junction, NJ
Sands Point Partners, LP (55).......................     350,000          1.3%       350,000             0            *
  280 Park Avenue, 39th Floor
  New York, NY 10017
Louis Scher(12).....................................      15,000            *         15,000             0            *
  9 Parkside Avenue
  Asheville, NC 28804
Lee E. Schlessman (62)..............................     175,000            *        175,000             0            *
  1301 Pennsylvania Street
  Denver, CO 80203
Virginia Schmidt(12)................................      30,000            *         30,000             0            *
  55 Linden Avenue
  Verona, NJ 07044
Schwartz, Cooper, Greenberger & Krauss (31).........     750,000          2.8%       750,000             0            *
  180 N LaSalle Street, Suite 2700
  Chicago, IL 60601
Andrew Schwartz (57)................................      87,500            *         87,500             0            *
  350 E. 79th Street
  Apartment 26C
  New York, NY 10021
Margret Selig(12)...................................      20,000            *         20,000             0            *
  Amsandberg 34
  60599 Frankfurt
  GERMANY
Arthur A. Sharples(12)..............................     100,000            *        100,000             0            *
  P.O. Box 570
  New Vernon, NJ 07976

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Janis Smythe(12)....................................      15,000            *         15,000             0            *
  P.O. Box 206
  Hillsdale, NY 12529
Michael Song(11)....................................      50,000            *         50,000             0            *
  333 E. Ontario, #608B
  Chicago, IL 60611
Dennis J. Stack(15).................................      28,203            *         28,203             0            *
  256 Cardinal Lane
  Jupiter, FL 33458
Georgie W. Stanley(14)..............................      87,292            *         87,292             0            *
  P.O. Box 180
  Pottersville, NJ 07979
Michael C. Stanley(42)..............................     311,876          1.2%        50,000             0            *
  13 Robin Road
  Warren, NJ 07059
Michael C. Stanley Trustee for the Georgie Stanley
  II Trust(14)......................................      87,292            *         87,292             0            *
  P.O. Box 180
  Pottersville, NJ 07979
Michael C. Stanley Trustee for the Benjamin A
  Stanley Trust(14).................................      87,292            *         87,292             0            *
  P.O. Box 180
  Pottersville, NJ 07979
Michael C. Stanley Trustee for the Michael Bredt
  Stanley Trust(14).................................      87,292            *         87,292             0            *
  P.O. Box 180
  Pottersville, NJ 07979
Michael Studer(15)..................................      56,405            *         56,405             0            *
  1110 Cottonwoodlane, #210
  Irving, TX 75038
Jeremy Taylor(12)...................................      35,000            *         35,000             0            *
  P.O. Box 147
  Metamora, IN 47030
James R. Tobin(12)..................................      15,000            *         15,000             0            *
  50 Bridge Avenue
  Bay Head, NJ 08742
Transamerica Business Credit Corp.(44)..............      26,839            *         26,839             0            *
  790 E. Colorado Blvd
  Pasadena, CA 91101
Trinity Capital, AS(15).............................     129,669            *        129,669             0            *
  P.O. Box 1767 Vika
  0122 Oslo
  NORWAY
Tucker Anthony Incorporated (40)....................     150,000            *        150,000             0            *
  200 Liberty Street, 3rd Floor
  New York, NY 10281
Tuller Enterprises Inc. Money Purchase Pension Plan
  (56)..............................................     262,500          1.0%       262,500             0            *
  2651 Pierce Street
  San Francisco, CA 94123
Frank Gerardi Trustee, Univest Management E P S
  P(45).............................................     539,222          2.1%       283,574       255,648            *
  149 W. Village Way
  Jupiter, FL 33458
James A. Urner(12)..................................      15,000            *         15,000             0            *
  42 Mount St
  Bay Head, NJ 08742

                                                                                                 NUMBER OF      PERCENT OF
                                                                                                 SHARES OF      SHARES OF
                                                       NUMBER OF      PERCENT OF                   COMMON         COMMON
                                                       SHARES OF      SHARES OF     NUMBER OF      STOCK          STOCK
                                                         COMMON         COMMON      SHARES OF   BENEFICIALLY   BENEFICIALLY
                                                         STOCK          STOCK        COMMON        OWNED          OWNED
                                                      BENEFICIALLY   BENEFICIALLY     STOCK      AFTER THE      AFTER THE
NAME OF SELLING STOCKHOLDER                              OWNED          OWNED        OFFERED     OFFERING+      OFFERING+
---------------------------                           ------------   ------------   ---------   ------------   ------------
Ventana Medical Systems, Inc.(46)...................   3,601,644         12.3%      3,601,644            0            *
  3865 N Business Center Drive
  Tucson, AZ 85705
Violina AS(15)......................................     232,954            *        232,954             0            *
  Postboks 1484 Vika
  0116 Oslo Norway
Phil Vogel and Jill Vogel (58)......................     262,500          1.0%       262,500             0            *
  Patterson CA 95363
Anita Von Dreusche(12)..............................      30,000            *         30,000             0            *
  110 Norman Drive
  Ramsey, NJ 07446
Karen A. Von Dreusche & Richard J. Berr(12).........      30,000            *         30,000             0            *
  JTTEN
  52 Sunrise Court
  Medford, NJ 08055
Trond E. Wennberg(15)...............................      64,844            *         64,844             0            *
  Jonsok Veien 7
  1182 Oslo
  NORWAY
David Craig Wright(20)..............................     263,667          1.0%       263,667             0            *
  14740 Maine Cove Terrace
  Gaithersburg, MD 20878
Xillix Technologies Corp............................      12,947            *         12,947             0            *
  300-13775 Commerce Parkway
  Richmond, BC V6V 2V4
  Canada
Richard Yetman(12)..................................      20,000            *         20,000             0            *
  6 Ocean Blvd
  Island Heights, NJ 08732
Peter J. Zeganelli & Carol A. Zeganelli(31).........      10,000            *         10,000             0            *
  11 Rafenberg Rd
  Sleepy Hollow, NY 10591
Robert Zelinka(15)..................................      28,203            *         28,203             0            *
  15919 Laurel Creek Drive
  Delray Beach, FL 33446
Rona Zelinka(15)....................................      28,203            *         28,203             0            *
  15919 Laurel Creek Drive
  Delray Beach, FL 33446
Bud Zuckerman(14)...................................      52,904            *         52,904             0            *
  6587 Lakeview Drive
  Boulder, CO 80303



---------------


  + With respect to shares and percent of shares beneficially owned after the offering, we assumed that the selling stockholders will sell all of the shares of common stock offered by the prospectus. We cannot assure you that the selling stockholders will sell all or any of their shares.


  *  Represents less than 1% of the outstanding shares of common stock.



 (1) Includes: (i) 674,000 shares issued as a result of the merger of InPath, LLC and Bell National in December 1998; and (ii) 196,666 shares underlying options exercisable by Mr. Gombrich within sixty days. Excludes: (i) 2,894,787 shares underlying 105,265 shares of Series E convertible preferred stock owned by Mr. Gombrich; and (ii) 922,277 shares underlying 33,537.36 shares of Series E convertible preferred stock owned by Suzanne Musikantow Gombrich, all of which are convertible December 1, 2002.



 (2) Includes: (i) 282,881 shares owned by Cadmus Corporation, of which Mr. Milley is a director and executive officer, and 250,000 shares issuable to Cadmus ("Cadmus") under a currently exercisable warrant; (ii) 219,000 shares subject to options exercisable by Mr. Milley within sixty days; (iii) 289,286 shares underlying stock appreciation rights currently exercisable by Cadmus, and (iv) 2,875,000 shares issuable to Azimuth under a currently exercisable warrant. Excludes: (i) 678,135 shares underlying 24,659.44 shares of Series E convertible preferred stock owned by Mr. Milley; (ii) 553,666 shares underlying 20,133.32 shares of Series E convertible preferred stock owned by Milley Management, Inc. of which Mr. Milley is the sole director and executive officer; (iii) 1,327,465 shares underlying 48,271.44 shares of Series E convertible preferred stock owned by Cadmus (iv) 556,875 shares underlying 20,250 shares of Series E convertible preferred stock owned by Azimuth Corporation ("Azimuth") of which Mr. Milley is a director and executive officer; and
     (v) 163,520 shares underlying 5,946.20 shares of Series E convertible preferred stock owned by Winchester National, Inc. of which Mr. Milley is a director, all of which are convertible December 1, 2002.



 (3) Includes (i) 219,000 shares underlying stock options exercisable by Dr. Abeles within sixty days; (ii) 50,000 shares underlying a convertible promissory note issued in 2002 issuable to Northlea Partners; (iii) 87,500 shares underlying currently exercisable warrants issuable to Northlea Partners; and (iv) 12,500 shares underlying warrants issuable upon conversion of the promissory note issuable to Northlea Partners. Excludes 210,778 shares underlying 7,664.64 shares of Series E convertible preferred stock held by Northlea Partners Ltd., which are convertible December 31, 2002. Dr. Abeles disclaims beneficial ownership of all shares owned by Northlea Partners except shares attributable to his 1% interest in Northlea Partners as a general partner.



 (4) Includes: (i) 282,881 shares of common stock; (ii) 250,000 shares underlying a warrant exercisable within sixty days and (iii) 289,286 shares underlying currently exercisable stock appreciation rights. Excludes 1,327,465 shares underlying 48,271.44 shares of Series E convertible preferred stock, which are convertible December 1, 2002.



 (5) Includes: (i) 300,000 shares received as the result of the merger of InPath, LLC and Bell National in December 1998; (ii) 321,688 shares received as the result of the conversion during 2000 of the principal and accrued interest related to a 6% convertible promissory note purchased in a private offering in May 1999; (iii) 361,000 shares received upon exercise of employee stock options; and (iv) 105,808 shares underlying 20,000 shares of Series C convertible preferred stock purchased in a private offering in November 2001.


 (6) Includes: (i) 463,333 shares received in a Claims Settlement Agreement in December 1998; (ii) 37,084 shares acquired in a private transaction in 1989; and (iii) 219,000 shares underlying stock options, which are exercisable within sixty days.


 (7) Includes: (i) 784,901 shares underlying warrants issued for services performed in 2000 and 2001; and (ii) 219,000 shares underlying options exercisable within sixty days.



 (8) Includes: (i) 198,240 shares purchased in a private offering during 2000 and 2001; (ii) 70,000 shares owned by The Research Works, which is controlled by Mr. Ritger; (iii) 3,735,000 shares owned by Seaside Partners, L.P., whereby Mr. Ritger holds a majority voting interest Seaside Advisors, L.L.C., the general partner of Seaside Partners, L.P.; and (iv) 264,521 shares underlying Series C Convertible Preferred Stock. Excludes 1,980,000 shares underlying 72,000 shares of Series E convertible preferred stock, which are convertible December 1, 2002.



(9) Includes: 25,000 share stock award and 100,000 shares subject to options exercisable within 60 days.



(10) Represents shares received as a result of the merger of InPath, LLC and Bell National in December 1998.


(11) Represents shares purchased in a private offering during 1999.

(12) Represents shares purchased in a private offering during 2000.


(13) Includes: (i) 68,250 shares issued to Bathgate McColley Capital Group, LLC ("Bathgate") or its designees as compensation for services rendered during 2001; and (ii) 825,250 shares underlying warrants issued to Bathgate and Bathgate designees as compensation for services during 2001.


(14) Represents shares underlying Series C convertible preferred stock.

(15) Represents shares underlying Series B convertible preferred stock purchased in a private offering during 2001.

(16) Represents warrants issued by AccuMed in connection with various financings.


(17) Represents 15,000 shares underlying warrants exercisable within sixty days received as compensation for services performed during 1999.



(18) Includes: (i) 75,758 shares purchased in a private offering during 1999;
     (ii) 33,333 shares purchased in a private offering during 2000; (iii) 112,811 shares underlying 25,000 shares of Series B convertible preferred stock purchased in a private offering during 2001; and (iv) 176,347 shares underlying Series C convertible preferred stock.


(19) Includes: (i) 76,000 shares received as the result of the exercise of a warrant received for services performed during 1999; and (ii) 15,000 shares purchased in a private offering during 2000.

(20) Represents shares received as a result of the conversion of the principal and accrued interest related to 6% convertible promissory notes purchased in a private offering during 1999.

(21) Represents 250,000 shares underlying a warrant received as compensation for services during 1999 and exercisable within sixty days.


(22) Includes: (i) 33,333 shares purchased in a private offering in 2000; and
     (ii) 52,904 shares underlying Series C convertible preferred stock.



(23) Includes: (i) 47,775 shares received upon conversion of a promissory note in 2000; (ii) 330,000 shares underlying warrants issued to Monarch Consulting, which is controlled by Mr. Kruljac, for services performed in 2001 and 2002; (iii) 105,808 shares underlying Series C convertible preferred stock; (iv) 150,000 shares underlying convertible promissory notes issued in 2002; (v) 75,000 shares underlying currently exercisable warrants; and (vi) 37,500 shares underlying warrants issuable upon conversion of the promissory notes.



(24) Includes: (i) 16,667 shares purchased in a private offering during 2000;
     (ii) 16,666 shares owned by the John Lamb -- IRA; and (iii) 28,203 shares underlying 6,250 shares of series B convertible preferred stock purchased in a private offering during 2001.



(25) Includes: (i) 16,666 shares purchased in a private offering during 2000; and (ii) 28,203 shares underlying 6,250 shares of Series B convertible preferred stock purchased in a private offering during 2001.



(26) Includes: (i) 33,333 shares purchased in a private offering during 2000; and (ii) 56,405 shares underlying 12,500 shares of Series B convertible preferred stock purchase in a private offering during 2001.


(27) Represents shares underlying warrants issued for services performed during 2001.


(28) Includes: (i) 211,616 shares underlying Series C convertible preferred stock; (ii) 100,000 shares underlying a convertible promissory note; (iii) 250,000 shares underlying currently exercisable warrants; and (iv) 25,000 shares underlying warrants issuable upon conversion of the promissory note.



(29) Includes: 574,330 shares underlying a convertible promissory note and accrued interest issued during 2000; (ii) 564,054 shares underlying 125,000 shares of Series B convertible preferred stock purchased in a private offering during 2001; and (iii) 500,000 shares underlying currently exercisable warrants.


(30) Represents shares underlying a warrant issued for services performed in 2000 and 2001.

(31) Represents shares underlying warrants currently exercisable.


(32) Includes: (i) 1,877,172 shares underlying Series B convertible preferred stock purchased in a private offering during 2001; (ii) 1,125,014 shares underlying a convertible promissory note issued in 2001; (iii) 1,000,000 shares underlying a convertible promissory note issued in 2002; (iv) 1,000,000 shares underlying currently exercisable warrants; and (v) 531,254 shares underlying warrants issuable upon conversion of the promissory notes.

(33) Includes: (i) 50,000 shares underlying a convertible promissory note issued in 2002; (ii) 87,500 shares underlying currently exercisable warrants; and
     (iii) 12,500 shares underlying warrants issuable upon conversion of the promissory note.


(34) Represents shares underlying warrants issued or issuable as license fees under a License and Technology Agreement entered into during 2000.


(35) Includes: (i) 186,616 shares received as the result of the merger of InPath, LLC and Bell National in December 1998; and (ii) 35,000 shares purchased in a private offering during 1999.



(36) Includes: (i) 50,000 shares purchased in a private offering in 1999; and
     (ii) 349,167 shares underlying Series C convertible preferred stock.


(37) Represents warrants issued in the AccuMed merger in exchange for warrants issued by AccuMed as compensation for services.


(38) Including 78,311 shares converted from AccuMed common stock, 8,737 shares underlying options exercisable in 60 days and 16,380 shares underlying warrants.



(39) Includes: (i) 48,333 shares received as compensation for services during 2000; (ii) 48,333 shares underlying a warrant issued for services performed during 2000; and (iii) 291,942 shares underlying warrants issued for services performed during 2001.



(40) Represents shares underlying warrants issued as compensation for services performed in 2001.



(41) Represents shares underlying warrants issued as compensation for achievement of specified goals.



(42) Includes: (i) 50,000 shares purchased in a private offering during 2000;
     (ii) 87,292 shares underlying Series C convertible preferred stock owned by The Georgie Stanley II Trust, 87,292 shares underlying Series C convertible preferred stock owned by The Benjamin A. Stanley Trust, and 87,292 shares underlying Series C convertible preferred stock owned by The Michael Bredt Stanley Trust for each of which Mr. Stanley serves as Trustee.



(43) Represents shares issued as stock grants.


(44) Represents warrants issued in the AccuMed merger in exchange for warrants issued by AccuMed as additional consideration for a long term credit line.


(45) Includes: (i) 175,148 shares received as the result of the conversion of the principal and accrued interest related to a 6% convertible promissory note purchased in a private offering during 1999; (ii) 227,169 shares underlying a warrant issued for services performed during 2000 and 2001;
     (iii) 56,405 shares underlying shares of Series B convertible preferred stock purchased in a private offering during 2001; and (iv) 80,500 shares received as compensation for services performed during 2001.



(46) Includes: (i) 1,851,644 shares underlying Series D convertible preferred stock; and (ii) 1,750,000 shares underlying currently exercisable warrants.



(47) Represents shares received upon conversion of Series B convertible preferred stock.



(48) Represents 17,603 shares issued in exchange for accrued dividends on 250,000 shares of Series B convertible preferred stock that had been converted into common stock.



(49) Represents: (i) 88,174 shares underlying Series C convertible preferred stock; (ii) 250,000 shares underlying convertible promissory notes issued in 2002; (iii) 125,000 shares underlying currently exercisable warrants; and (iv) 62,500 shares underlying warrants issuable upon conversion of the promissory notes.



(50) Represents (i) 300,000 shares underlying convertible promissory notes issued in 2002; (ii) 150,000 shares underlying currently exercisable warrants; (iii) 75,000 shares underlying warrants issuable upon conversion of the promissory notes; and (iv) 17,603 shares owned by John C. Iverson Family Limited Partnership.



(51) Represents (i) 1,000,000 shares underlying a convertible promissory note issued in 2002; (ii) 500,000 shares underlying currently exercisable warrants; and (iii) 250,000 shares underlying warrants issuable upon conversion of the promissory note.

(52) Represents (i) 400,000 shares underlying convertible promissory notes issued in 2002; (ii) 200,000 shares underlying currently exercisable warrants; and (iii) 100,000 shares underlying warrants issuable upon conversion of the promissory notes.



(53) Represents (i) 50,000 shares underlying a convertible promissory note issued in 2002; (ii) 25,000 shares underlying currently exercisable warrants; and (iii) 12,500 shares underlying warrants issuable upon conversion of the promissory note.



(54) Represents (i) 50,000 shares underlying convertible promissory notes issued in 2002; (ii) 25,000 shares underlying currently exercisable warrants; and
     (iii) 12,500 shares underlying warrants issuable upon conversion of the promissory notes.



(55) Represents (i) 200,000 shares underlying a convertible promissory note issued in 2002; (ii) 100,000 shares underlying currently exercisable warrants; and (iii) 50,000 shares underlying warrants issuable upon conversion of the promissory note.



(56) Represents (i) 150,000 shares underlying a convertible promissory note issued in 2002; (ii) 75,000 shares underlying currently exercisable warrants; and (iii) 37,500 shares underlying warrants issuable upon conversion of the promissory note.



(57) Represents (i) 50,000 shares underlying a convertible promissory note issued in 2002; (ii) 25,000 shares underlying currently exercisable warrants; and (iii) 12,500 shares underlying warrants issuable upon conversion of the promissory note.



(58) Represents (i) 150,000 shares underlying a convertible promissory note issued in 2002; (ii) 75,000 shares underlying currently exercisable warrants; and (iii) 37,500 shares underlying warrants issuable upon conversion of the promissory note.



(59) Represents (i) 100,000 shares underlying a convertible promissory note issued in 2002; (ii) 50,000 shares underlying currently exercisable warrants; and (iii) 25,000 shares underlying warrants issuable upon conversion of the promissory note.



(60) Represents (i) 50,000 shares underlying a convertible promissory note issued in 2002; (ii) 25,000 shares underlying currently exercisable warrants; and (iii) 12,500 shares underlying warrants issuable upon conversion of the promissory note.



(61) Represents: (i) 56,405 shares underlying Series B convertible preferred stock; (ii) 100,000 shares underlying a convertible promissory note issued in 2002; (ii) 50,000 shares underlying currently exercisable warrants; and
     (iii) 25,000 shares underlying warrants issuable upon conversion of the promissory note.



(62) Represents (i) 100,000 shares underlying convertible promissory notes issued in 2002; (ii) 50,000 shares underlying currently exercisable warrants; and (iii) 25,000 shares underlying warrants issuable upon conversion of the promissory notes.



(63) Represents shares issued as the result of the merger of InPath, LLC and Bell National in December 1998.



(64) Includes (i) 10,000 shares issued as stock grants; and (ii) 1,499 shares obtained through the Employee Stock Purchase Plan.



(65) Includes: 2,875,000 shares underlying currently exercisable warrants. Excludes 556,875 shares underlying 20,250 shares of Series E convertible preferred stock.


For purposes of this table, a person is deemed to have beneficial ownership of any shares of common stock which such person may acquire within 60 days after the date of this prospectus. For purposes of computing the percentage of outstanding shares of common stock held by each person named above, any security which such person has the right to acquire from us within 60 days after the date of this prospectus is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     On May 24, 2000, we granted Dr. O'Donnell a warrant to purchase 784,901 shares of common stock exercisable at $0.01 per share, as compensation as a finder in a private placement of common stock that occurred in 2000 and 2001. The warrant expires three years from the date of its grant.



     In 2000 and 2001, we sold 3,440,743 shares in a private placement of which 1,333,333 shares of common stock we sold to Seaside Partners, L.P. ("Seaside Partners") at $1.50 per share for total proceeds of $2,000,000. Dr. O'Donnell, a director, is a member and manager of Seaside Advisers, L.L.C., a firm which provides investment management services to Seaside Partners. The sale was made under terms similar to other investors in the offering. In lieu of cash, we agreed to accept payment in the form of a $2,000,000 promissory note due July 27, 2000 that bore interest at the rate of 8% per annum. The note provisions allowed for prepayment at anytime and the due date could be extended by mutual agreement. We retained the stock certificates until the note principal and accrued interest was paid in full. We agreed to extend the due date of the note until November 30, 2000. Seaside Partners made principal payments amounting to $1,550,000 during 2000 and the remaining $450,000 principal amount was repaid between June and August 2001. The accrued interest on the note was paid in August and December 2001.



     On September 22, 2000, we issued a convertible promissory note to Azimuth, a company controlled by Mr. Milley, a director and a significant stockholder, in exchange for $500,000 in cash. The note bore interest at the rate of 15% per year and was due twelve months from the date of issue. The note was convertible into common stock, any time after the expiration of the first 180 days of the loan term, at a conversion price of $1 per share. Since the conversion price was less than the market price of common stock at the time of the transaction, the holder was considered to have a beneficial conversion option. We are required to record the $125,000 calculated value of this beneficial conversion option as debt discount, reducing the carrying amount of the debt and additional paid in capital. The debt discount was amortized as additional interest expense over the life of the note. During 2001 and 2000, we recorded charges of $91,000 and $34,000, respectively, to interest expense to reflect the amortized amount of debt discount in each period.



     We used $300,000 from the September 2000 note to fund a loan to AccuMed in accordance with the terms of an agreement under which AccuMed was merged into our wholly-owned subsidiary. The balance was used to fund license payments and the initial payment of a settlement arrangement with our former legal counsel.



     On December 4, 2000, we issued a promissory note to Azimuth in exchange for $200,000 in cash. The note bore interest at the rate of 12% per year and was due December 31, 2000. As additional consideration for the note, we issued Azimuth a five-year warrant to purchase 50,000 shares of common stock at a price of $0.937 per share, the approximate market price of common stock at the time. The note was repaid on February 20, 2001. In that the note was not repaid when due, we were obligated by the terms of the note to pay a 3% increase in the rate of interest from January 1, 2001 until the date of payment. We were also obligated to issue Azimuth two warrants, each to purchase 12,500 shares of our common stock, at an exercise price of $0.01 per share, representing a two month late payment penalty. We determined the value of these warrants to be $1,184 and charged the amount to interest expense during 2001. The proceeds of the note were used for general working capital and to pay license fees.



     On December 11, 2000, we issued a promissory note to Azimuth in exchange for $100,000 in cash. The note bore interest at the rate of 12% per year and was due 180 days from date of issue. As additional consideration for the note, we issued Azimuth a five-year warrant to purchase 1,000,000 shares of common stock at a price of $1.25 per share, an approximate 15% premium over the market price of common stock on the date the warrant was issued. The proceeds of this note were used to repay a convertible promissory note to AccuMed due on March 29, 2001. The prepayment was made in conjunction with ongoing negotiations to acquire AccuMed. We repaid the note and accrued interest on February 20, 2001.



     On February 1, 2001 and February 7, 2001, we received $495,000 in cash from Azimuth in exchange for two promissory notes that bore interest at 15% per year. Of the cash received, $470,000 was used to partially fund a loan to AccuMed made on February 7, 2001, in connection with a definitive agreement to acquire

AccuMed. As additional compensation for these loans, we issued Azimuth a five-year warrant to purchase 1,000,000 shares of common stock at an exercise price of $0.25 per share, an approximate 83% discount from the $1.50 market price of our common stock on the date the warrant was issued. We determined the value of the warrant to be $12,000, using the difference between the fair market interest rate and the stated interest rate, and recorded the value as additional paid in capital and also charged the entire value to interest expense during February 2001. On February 20, 2001, we used $809,000 of the proceeds from a private placement of Series B convertible preferred stock to repay these notes, two additional notes issued to Azimuth in December 2000, and all of their related accrued interest.



     On July 26, 2001, we issued a promissory note to Cadmus in exchange for $100,000 in cash. On August 6, 2001, we issued a promissory note to Azimuth in exchange for $100,000 in cash. Mr. Milley, director and a significant stockholder, is also considered a control person of both Cadmus and Azimuth. The notes which were due on September 22, 2001, and subsequently extended until November 15, 2001 bore interest at the rate of 15% per annum. As additional consideration for the notes, we issued five-year warrants to Cadmus and Azimuth entitling the holders to each purchase 250,000 shares of common stock at an exercise price of $1 per share. The closing market prices of common stock on the respective issue dates of the warrants entitling each holder to purchase 250,000 shares of common stock was $0.73 per share. We determined the fair value of these warrants to be $1,400 using the fair value interest rate method. This value was charged to interest expense during the third quarter. The notes were repaid in November 2001.



     In August 2001, we agreed to issue a five-year warrant to Azimuth entitling the holder to purchase 500,000 shares of common stock at an exercise price of $1 per share. In conjunction with the issuance of this warrant, Azimuth agreed to relinquish the conversion rights granted to it under the terms of the September 2000 convertible promissory note. The closing market price of common stock on the issue date of the warrant was $.73 per share. We determined the fair value of the warrant to be approximately $25,000 based on the value of the unamortized debt discount at the date the warrant was issued and the conversion right under the note was waived. This value was charged to interest expense during the third quarter of 2001.



     On August 6, 2001, we issued a promissory note to Northlea Partners in exchange for $25,000 in cash. Dr. Abeles, a director, is the general partner of Northlea Partners. The terms of the note are the same as the notes issued to Cadmus and Azimuth. As additional consideration for this note, we issued a five-year warrant to Northlea Partners entitling the holder to purchase 62,500 shares of common stock at an exercise price of $1 per share. The closing market price of the common stock on the issue date of this warrant was $0.73 per share. We determined the fair value of the warrant to be $1,400 using the fair value interest rate method. This value was charged to interest expense during the third quarter. The note remains outstanding as of the date of this report.



     On September 20, 2001, we issued a promissory note to Northlea Partners in exchange for $15,000 in cash. The note was due on December 20, 2001 and bears interest at the rate of 9% per annum. Also on September 20, 2001, we issued a promissory note to Mr. Shaw, a director, in exchange for $25,000 in cash. The note was due December 20, 2001 and bore interest at the rate of 9% per annum. The notes remain outstanding as of the date of this report.



     In October 2001, Mr. Prange, our former President and COO/CFO, purchased 20,000 shares of Series C convertible preferred stock at a purchase price of $3 per share. The purchase was made in conjunction with a private placement of Series C convertible preferred stock and was made under the same terms and conditions as other investors in the offering. The Series C convertible preferred stock has a dividend of 10% and is convertible into common stock at a conversion price of $0.60 per share.



     Mr. Gombrich, our CEO and chairman of the board, tendered 2,631,625 shares of common stock in exchange for 105,265 shares of Series E convertible preferred stock. Mr. Milley, a director, tendered 616,486 shares of common stock in exchange for 24,659 shares of Series E convertible preferred stock.

                              PLAN OF DISTRIBUTION

     We are registering the common stock on behalf of the selling stockholders. The common stock may be offered and sold by the selling stockholders, or by purchasers, transferees, donees, pledgees or other successors in interest, directly or through brokers, dealers, agents or underwriters who may receive compensation in the form of discounts, commissions or similar selling expenses paid by the selling stockholders or by a purchaser of the common stock on whose behalf such broker-dealer may act as agent. Sales and transfers of the common stock may be effected from time to time in one or more transactions, in private or public transactions, in the over-the-counter market, in negotiated transactions or otherwise, at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at negotiated prices, without consideration or by any other legally available means. The selling stockholders may sell any or all of the common stock from time to time in one or more of the following methods:

     - ordinary brokers transactions, which may include long or short sales;

     - transactions involving cross or block trades or otherwise on the Over-the-Counter Bulletin Board;

     - purchases by brokers, dealers or underwriters as principal and resales by such purchasers for their own accounts under this prospectus;

     - "at the market" offerings to or through market makers or into an existing market for the common stock;

     - in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

     - through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); or

     - any combination of the above.

     In addition, the selling stockholders or successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or successors in interest may also enter into option or other transactions with broker-dealers that require delivery by such broker-dealers of the common stock, which common stock may be resold thereafter under this prospectus.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of common stock for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions).

     The selling stockholders and any broker-dealers acting in connection with the sale of the common stock by this prospectus may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of common stock as principals may be underwriting compensation under the Securities Act. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We do not know of any existing arrangements between the selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

     The selling stockholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, the selling stockholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions.

     Any securities covered by this prospectus that qualify for sale under Rule 144 under the Securities Act may be sold under that rule rather than under this prospectus.

     We cannot assure you that the selling stockholders will sell any or all of the shares of common stock offered by this prospectus.

     In order to comply with the securities laws of certain states, if applicable, the selling stockholders will sell the common stock in jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the selling stockholders may not sell the common stock unless the shares of common stock have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We will not receive any proceeds from the sale of the common stock covered by this prospectus. We have agreed to pay all of the expenses incident to the registration of the common stock, other than discounts and selling concessions or commissions, if any, and fees and expenses of counsel for the selling stockholders, if any.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     We have set forth in this section a description of certain rights and preferences of our convertible preferred stock as well as our other outstanding securities and contractual obligations because we believe they are materially relevant to an investor's understanding of an investment in our shares of common stock.


     Our authorized capital stock consists of 110,000,000 shares, consisting of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. On May 31, 2002 we had:



     - 25,724,080 shares of common stock issued and outstanding;



     - 590,197 shares of Series A convertible preferred stock of which 118,093 were issued and outstanding;


     - 1,500,000 shares of Series B convertible preferred stock of which 1,357,356 were issued and outstanding;

     - 1,666,666 shares of Series C convertible preferred stock of which 1,331,499 were issued and outstanding;

     - 300,000 shares of Series D convertible preferred stock of which 175,000 were issued and outstanding;


     - 800,000 shares of Series E convertible preferred stock of which 434,387.52 were issued and outstanding;



     - warrants that entitle the holders the right to purchase 15,273,155 shares of common stock at prices ranging from $0.01 to $23.75;



     - 450,000 stock appreciation rights which are convertible into 289,286 shares of common stock;



     - $3,259,439 aggregate principal amount convertible promissory note that entitles the holder to purchase 6,162,291 shares of common stock; and



     - options that entitle the holders to purchase 3,142,497 shares of common stock at prices ranging from $0.39 to $36.08.


COMMON STOCK

     Each share of our common stock has the same relative rights and is identical in all respects with each other share of common stock.

     Subject to any prior rights of the holders of any preferred stock then outstanding, holders of our common stock are entitled to receive such dividends as are declared by our board of directors out of funds legally available therefor. Full voting rights are vested in the holders of common stock, each share being entitled to one vote, subject to the rights of the holders of any preferred stock then outstanding. Our board of directors may issue authorized shares of common stock without stockholder approval. Subject to any prior rights of the holders of any preferred stock then outstanding, in the event of our liquidation, dissolution or winding up, holders of shares of our common stock are entitled to receive, pro rata, any assets distributable to stockholders with respect to shares held by them. Holders of shares of common stock do not have any preemptive rights to subscribe for any additional securities which may be issued by us or any cumulative voting rights. The outstanding shares of our common stock are fully paid and non-assessable.

PREFERRED STOCK

     Our preferred stock may be issued in one or more series at such time or times and for such consideration as our board of directors may determine. Our board of directors is expressly authorized at any time, and from time to time, to provide for the issuance of preferred stock with such voting rights and other powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as shall be stated in the resolution authorizing the particular series of preferred stock. Our board of directors is authorized to designate the series and the number of shares comprising such series, the dividend rate, the redemption rights, if any, any purchase, retirement or sinking fund provisions, any conversion rights and any special voting rights with respect to the shares of such series. The ability of our board of directors to issue preferred stock without stockholder approval could make an acquisition by an unwanted suitor of a controlling interest in us more difficult, time-consuming or costly, or otherwise discourage an attempt to acquire control of us. Shares of preferred stock redeemed or acquired by us may return to the status of authorized but unissued shares, without designation as to series, and may be reissued by our board of directors.

SERIES A CONVERTIBLE PREFERRED STOCK


     We are authorized to issue 590,197 shares of Series A convertible preferred stock, of which 118,093 shares were issued and outstanding as of May 31, 2002. Each share of Series A convertible preferred stock has a stated value of $4.50 and a conversion price of $10.3034, subject to antidilution adjustment. The Series A convertible preferred stock ranks senior to our common stock and on parity with our other issued and outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series A convertible preferred stock.


  DIVIDENDS

     Shares of the Series A convertible preferred stock pay no dividends.

  VOTING RIGHTS

     The holders of the Series A convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series A convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series A convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series A convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series A convertible preferred stock then outstanding, we may not repeal, amend or change the Series A convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series A convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series A convertible preferred stock is $4.50 per share. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series A convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series A convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series A convertible preferred stock.

     If the assets available for distribution to the holders of Series A convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series A convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series A convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series A convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We have authorized and will reserve and keep available a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series A convertible preferred stock and dividends payable thereon. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series A convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series A convertible preferred stock.

  CONVERSION


     Shares of Series A convertible preferred stock are convertible, at any time, at the option of the holder into shares of common stock. Each share of the Series A convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $4.50 stated value by the then effective conversion price (currently $10.3034), which is referred to as the conversion rate. The conversion rate is currently 0.4368.


     If during the three year period beginning March 1, 2001, the then current market price of our common stock equals or exceeds $13.50 per share for any 20 consecutive trading days commencing 45 business days before the date in question, we may elect to convert all the then outstanding shares of Series A convertible preferred stock into common stock at the then effective conversion rate.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series A convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock , (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.


  FRACTIONAL SHARES


     We will not issue any fractional shares of common stock upon the conversion of the Series A convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

SERIES B CONVERTIBLE PREFERRED STOCK


     We are authorized to issue 1,500,000 shares of Series B convertible preferred stock, of which 1,357,356 shares were outstanding as of May 31, 2002. Each share of Series B convertible preferred stock has a stated value of $4 and a conversion price of $1, subject to antidilution adjustment. The Series B convertible preferred stock ranks senior to our common stock and on parity with our other issued and outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series B convertible preferred stock.


  DIVIDENDS

     Shares of the Series B convertible preferred stock accrue dividends on a quarterly basis at an annual rate of 10% per share payable on the last day of March, June, September and December, commencing March 31, 2001, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior quarterly dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series B convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series B convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series B convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series B convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series B convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series B convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series B convertible preferred stock then outstanding, we may not repeal, amend or change the Series B convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series B convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series B convertible preferred stock is $4 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series B convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series B convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series B convertible preferred stock.

     If the assets available for distribution to the holders of Series B convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series B convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series B convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series B convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES

     We have authorized and will reserve and keep available a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series B convertible preferred stock and dividends payable thereon. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series B convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series B convertible preferred stock.

  CONVERSION

     Shares of Series B convertible preferred stock are convertible, at any time, at the option of the holder, into shares of common stock. Each share of the Series B convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $4 stated value per share plus all accrued but unpaid dividends by the then effective conversion price (currently $1), which is referred to as the conversion rate.

     If the then current market price of our common stock equals or exceeds $4 per share for any 40 consecutive trading days, we may elect to convert all outstanding shares of Series B convertible preferred stock into common stock at the then effective conversion rate. If for any reason we do not pay any portion of the accrued dividends on the Series B convertible preferred stock being converted, we may pay that portion of unpaid dividends in shares of common stock.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series B convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;


     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.


  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series B convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

SERIES C CONVERTIBLE PREFERRED STOCK


     We are authorized to issue 1,666,666 shares of Series C convertible preferred stock, of which 1,331,499 were issued and outstanding as of May 31, 2002. Each share of Series C convertible preferred stock has a stated value of $3 and a conversion price of $0.60, subject to antidilution adjustment. The Series C convertible preferred stock ranks senior to our common stock and on parity with our other issued and outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series C convertible preferred stock.


  DIVIDENDS

     Shares of the Series C convertible preferred stock accrue dividends on a semi-annual basis at an annual rate of 10% per share payable on the last day of March and September, commencing March 31, 2002, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment. Dividends are payable in cash provided that we may pay the dividends for the first two years in cash or in shares of our common stock.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series C convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series C convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series C convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series C convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series C convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series C convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series C convertible preferred stock then outstanding, we may not repeal, amend or change the Series C convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series C convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series C convertible preferred stock is $3 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series C convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series C convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series C convertible preferred stock.

     If the assets available for distribution to the holders of Series C convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series C convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series C convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series C convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES


     We will have authorized and reserved a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series C convertible preferred stock and dividends payable thereon if we amend our certificate of incorporation to increase the number of authorized shares of common stock. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.


  REDEMPTION

     Shares of the Series C convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series C convertible preferred stock.

  CONVERSION

     Shares of Series C convertible preferred stock are convertible, at any time at the option of the holder, into shares of common stock. Each share of the Series C convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $3 stated value per share plus all accrued but unpaid dividends by the then effective conversion price, which is referred to as the conversion rate.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series C convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;

     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.

  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series C convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

  SERIES D CONVERTIBLE PREFERRED STOCK


     We are authorized to issue 300,000 shares of Series D convertible preferred stock, of which 175,000 were issued and outstanding as of May 31, 2002. Each share of Series D convertible preferred stock has a stated value of $10 and a conversion price of $1, subject to antidilution adjustment. The Series D convertible preferred stock ranks senior to our common stock and on parity with our other outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series D convertible preferred stock.


  DIVIDENDS

     Shares of the Series D convertible preferred stock accrue dividends on a semi-annual basis at an annual rate of 10% per share payable on the last day of April and October, commencing April 30, 2002, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment. Dividends are payable in cash provided that we may pay the dividends for the first two years in cash or in shares of our common stock.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series D convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series D convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series D convertible preferred stock have no right to vote on any matter except as required by Delaware law. If the Series D convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series D convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series D convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series D convertible preferred stock then outstanding, we may not repeal, amend or change the Series D convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series D convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series D convertible preferred stock is $10 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series D convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series D convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series D convertible preferred stock.

     If the assets available for distribution to the holders of Series D convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series D convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series D convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series D convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES


     We will have authorized and reserved a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series D convertible preferred stock and dividends payable thereon if we amend our certificate of incorporation to increase the number of authorized shares of common stock. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.


  REDEMPTION

     Shares of the Series D convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series D convertible preferred stock.

  CONVERSION

     Shares of Series D convertible preferred stock are convertible, at any time after April 1, 2002, at the option of the holder, into shares of common stock. Each share of the Series D convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $10 stated value per share plus all accrued but unpaid dividends by the then effective conversion price, which is referred to as the conversion rate.

     If the then current market price of our common stock equals or exceeds $5 per share for any 20 consecutive trading days, we may elect to convert all outstanding shares of Series D convertible preferred stock into common stock at the then effective conversion rate. If for any reason we do not pay any portion of the accrued dividends on the Series D convertible preferred stock being converted, we may pay that portion of unpaid dividends in shares of common stock.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series D convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;


     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.


  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series D convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

  SERIES E CONVERTIBLE PREFERRED STOCK


     We are authorized to issue 800,000 shares of Series E convertible preferred stock, of which 434,387.52 were issued and outstanding as of May 31, 2002. Each share of Series E convertible preferred stock has a stated value of $22 and a conversion price of $0.80, subject to antidilution adjustment. The Series E convertible preferred stock ranks senior to our common stock and on parity with our other outstanding preferred stock. We may issue other series of preferred stock at any time and from time to time without the consent of the holders of the Series E convertible preferred stock.

  DIVIDENDS

     Shares of the Series E convertible preferred stock accrue dividends on a semi-annual basis at an annual rate of 10% per share payable on the last day of May and November, commencing May 31, 2002, out of any assets or funds legally available for payment of dividends. Dividends are cumulative and accrue, whether or not declared by our board of directors, but can only be declared or paid and set apart for payment if full cumulative dividends for all prior dividend periods then outstanding shall have been or shall be concurrently paid or declared and set apart for payment. Dividends are payable in cash provided that we may pay the dividends for the first two years in cash or in shares of our common stock. The dividend rate increases to 20% per share if after December 1, 2002 we have not reserved sufficient shares of common stock to allow for the conversion of all shares of Series E convertible preferred stock.

     We may not pay any dividends or any distribution on any class or series of capital stock ranking junior to the Series E convertible preferred stock except dividends payable in shares of our stock of any class junior to the preferred stock, and we may not repurchase or redeem any junior stock, if any dividends on the Series E convertible preferred stock are then in arrears.

  VOTING RIGHTS

     The holders of the Series E convertible preferred stock shall be entitled to vote on any matter on which the holders of common stock are entitled to vote. If the Series E convertible preferred stock is entitled to vote with the holders of common stock as one class, each share of Series E convertible preferred stock shall entitle the holder to the number of votes that equals the number of shares of common stock into which each share of Series E convertible preferred stock is convertible. Without first obtaining the approval of a majority of the shares of Series E convertible preferred stock then outstanding, we may not repeal, amend or change the Series E convertible preferred stock Certificate of Designations or our Certificate of Incorporation to alter or change the powers, preferences or rights of the Series E convertible preferred stock so as to affect them adversely.

  LIQUIDATION

     The liquidation preference of the Series E convertible preferred stock is $22 per share plus all accrued but unpaid dividends. Upon liquidation, dissolution or winding up of Molecular Diagnostics, each holder of the Series E convertible preferred stock is entitled to be paid in cash out of our assets available for distribution to shareholders an amount equal to the liquidation preference of the Series E convertible preferred stock before any amounts may be paid to any class or series of capital stock ranking junior to the Series E convertible preferred stock.

     If the assets available for distribution to the holders of Series E convertible preferred stock and any other security ranking on parity with the preferred stock are insufficient to pay in full all amounts payable to the holders of the Series E convertible preferred stock and all other parity securities, then all of the assets available for distribution to the holders of the Series E convertible preferred stock and parity securities will be distributed among the holders ratably in proportion to the amounts that would be payable if there were sufficient assets to permit payment in full. After payment in full, the holders of the Series E convertible preferred stock will not be entitled to any further distribution of assets. A merger or consolidation will be considered a liquidation event in certain circumstances.

  RESERVATION OF SHARES


     We will have authorized and reserved a sufficient number of shares of our common stock as will be issuable upon the conversion of all outstanding shares of Series E convertible preferred stock and dividends payable thereon if we amend our certificate of incorporation to increase the number of authorized shares of common stock. These shares of our common stock, when issued, will be duly and validly issued, fully paid and non-assessable, and free of liens.

  REDEMPTION

     Shares of the Series E convertible preferred stock are not redeemable.

  SINKING FUND

     There is no sinking fund for the Series E convertible preferred stock.

  CONVERSION

     Shares of Series E convertible preferred stock are convertible, at any time after December 1, 2002, at the option of the holder, into shares of common stock. Each share of the Series E convertible preferred stock is convertible into such number of shares of our common stock as is determined by dividing the $22 stated value per share plus all accrued but unpaid dividends by the then effective conversion price, which is referred to as the conversion rate.

     If the then current market price of our common stock equals or exceeds $22 per share for any 20 consecutive trading days, we may elect to convert all outstanding shares of Series E convertible preferred stock into common stock at the then effective conversion rate. If for any reason we do not pay any portion of the accrued dividends on the Series E convertible preferred stock being converted, we may pay that portion of unpaid dividends in shares of common stock.

  ADJUSTMENTS TO CONVERSION PRICE

     The conversion price and the number of shares of common stock issuable upon conversion of the Series E convertible preferred stock are subject to adjustment from time to time upon the occurrence of any of the following events at any time:

     - If we (A) issue common stock as a dividend or a distribution with respect to any class or series of our capital stock, (B) split or otherwise subdivide our common stock, (C) combine our outstanding shares of common stock into a greater or smaller number of shares, or (D) issue any shares of capital stock in a reclassification;


     - If there occurs a merger, consolidation, recapitalization or conveyance of all or substantially all of our assets.


  FRACTIONAL SHARES

     We will not issue any fractional shares of common stock upon the conversion of the Series E convertible preferred stock but rather will pay cash based on the then current market price per share of our common stock.

COMMON STOCK PURCHASE WARRANTS


     As of May 31, 2002, we have outstanding 15,273,155 common stock purchase warrants, each entitling the holder the right to purchase one share of our common stock. These common stock purchase warrants have exercise prices ranging from $0.01 to $23.75. Common stock purchase warrants not exercised by their respective expiration dates will expire.

  ADJUSTMENTS TO EXERCISE PRICE

     The exercise price and the number of shares of common stock issuable upon the exercise of the common stock purchase warrants is subject to adjustment from time to time upon the occurrence of any of the following events:


     - If we (A) subdivide shares of our common stock, (B) declare a dividend upon our common stock payable solely in shares of our common stock, (C) reclassify or change our common stock into different securities, or (D) make a distribution on our capital stock other than regular cash dividends.


  RESERVATION OF SHARES


     We will have reserved a sufficient number of shares of our common stock as will be issuable upon exercise of all outstanding common stock purchase warrants if we amend our certificate of incorporation to increase the authorized number of shares of common stock. Upon issuance, these shares of common stock will be duly and validly issued, fully paid and non-assessable, free of all preemptive rights and taxes.


  VOTING

     The holders of the common stock purchase warrants have no right to vote on matters submitted to shareholders and have no right to receive dividends.

  LISTING

     There is no public trading market for the common stock purchase warrants.

  FRACTIONAL SHARES

     We will not issue fractional shares of common stock upon exercise of the common stock purchase warrants but rather will pay the holder an amount in cash equal to the fair market value of any fractional interest.

  REGISTRATION RIGHTS

     We are obligated to register the resale of the common stock into which the common stock purchase warrants are exercisable provided more than one year has elapsed from the issuance of the relevant common stock purchase warrant. If we fail to make a filing with the SEC to register the underlying common stock within 30 days of the holder's request, the holder is entitled to receive from us in cash the difference between the exercise price and the average closing price of our common stock during the 30 calendar days immediately following the holder's request to register the common stock purchase warrants.

     In addition to the common stock purchase warrants described above, we have issued warrants for services rendered and in connection with financings. These warrants have the same characteristics as the common stock purchase warrants described above with respect to reservation of shares, voting, listing and fractional shares. The particular additional terms of these warrants are as follows:


AZIMUTH/CADMUS/NORTHLEA/VENTANA/CELL SOLUTIONS COMMON STOCK PURCHASE WARRANTS



     On February 7, 2001, we issued a warrant to Azimuth entitling Azimuth to purchase 1,000,000 shares of our common stock at an exercise price of $0.25 per share, subject to the antidilution adjustments described below. The Azimuth warrant expires February 7, 2006.



     On August 6, 2001, we issued warrants to Azimuth, Cadmus and Northlea Partners entitling the holders to purchase 250,000, 250,000 and 62,500 shares respectively of our common stock at an exercise price of $1 per share subject to the antidilution adjustments described below. These warrants expire August 6, 2006.

     On November 2, 2001 we issued a warrant to Ventana to purchase 1,750,000 shares of our common stock at an exercise price of $1.15 per share, subject to the antidilution adjustments described below. The Ventana warrant expires November 2, 2004.



     On October 11, 2001 we issued a warrant to Cell Solutions, LLC to purchase 172,120 shares of our common stock at an exercise price of $0.82 per share, subject to the antidilution adjustments described below. The Cell Solutions warrant expires October 11, 2006.


  ADJUSTMENTS TO EXERCISE PRICE

     The exercise price and the number of shares of common stock issuable upon the exercise of these warrants are subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) pay a dividend or make a distribution of common stock or (B) subdivide or combine outstanding shares of our common stock;

     - If we issue or sell any shares of our common stock at a price per share less than the exercise price;

     - If we dividend or otherwise issue or sell any securities convertible into our common stock;

     - If we (A) merge or consolidate with another entity, (B) sell, lease or otherwise transfer all or substantially all of our property or assets or
       (C) effect a capital reorganization or recapitalization of our common stock.

BATHGATE WARRANTS


     On February 28, 2001, we issued warrants pursuant to a warrant agreement with Bathgate entitling the holders of those warrants to purchase an aggregate of 227,500 shares of our common stock at an exercise price of $1.20 per share subject to the antidilution adjustments described below. The Bathgate warrants expire February 28, 2006.


  ADJUSTMENTS TO EXERCISE PRICE

     The exercise price and the number of shares of common stock issuable upon the exercise of the Bathgate warrants are subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) pay a dividend or make a distribution to holders of our common stock, (B) subdivide or combine our outstanding shares of our common stock, or (C) issue by reclassification of our common stock other securities;

     - If we issue rights, options, warrants or convertible securities to all or substantially all holders of our common stock, without charge, entitling them to purchase common stock below the then current market value per share of common stock on the date of issuance;

     - If we distribute to holders of common stock all or substantially all evidences of indebtedness of assets or rights, options, warrants or convertible securities containing the right to purchase our common stock;

     - If we (A) consolidate or merge with another entity, or (B) sell or convey all or substantially all of our property or assets of business. We may not merge or consolidate with another entity unless we make these adjustments.

     No adjustment to the Bathgate warrants will be made due to any dividends or distributions out of earnings or grants or exercises of currently authorized or outstanding options or issuance of shares under our benefit plans.

HOLLEB WARRANT

     On July 15, 1999, we issued a warrant to Holleb & Coff entitling Holleb to purchase 250,000 shares of our common stock at an exercise price of $0.33 per share. The Holleb warrant expires July 14, 2009.

TUCKER ANTHONY WARRANT

     On July 10, 2001, we issued a warrant to Tucker Anthony Incorporated entitling Tucker Anthony to purchase 150,000 shares of our common stock at an exercise price of $1.20 subject to the antidilution adjustments described below. The Tucker Anthony warrant expires July 10, 2006.

  ADJUSTMENTS TO EXERCISE PRICE

     The exercise price and the number of shares of common stock issuable upon the exercise of the Tucker Anthony warrant is subject to adjustment from time to time upon the occurrence of any of the following events:

     - If we (A) declare a dividend on our outstanding common stock payable in shares of our capital stock; (B) subdivide or combine outstanding shares of our common stock into a greater or smaller number of shares; or (C) issue any shares of our capital stock by way of reclassification, including a merger or consolidation.


SCHWARTZ, COOPER, GREENBERGER & KRAUSS



     On February 13, 2002, we issued a warrant to Schwartz, Cooper, Greenberger & Krauss entitling Schwartz Cooper to purchase 750,000 shares of our common stock at an exercise price of $0.01 per share, anytime after February 13, 2003 subject to the antidilution adjustments described below. The Schwartz Cooper warrant expires February 12, 2012.



ADJUSTMENTS TO EXERCISE PRICE



     The exercise price and the number of shares of common stock issuable upon the exercise of the Schwartz Copper warrant is subject to adjustment from time to time upon the occurrence of any of the following events:



     - If we (A) declare a dividend on our outstanding common stock payable in shares of our capital stock; (B) subdivide or combine outstanding shares of our common stock into a greater or smaller number of shares; (C) effect a stock split; (D) reclassify or recapitalize shares of our common stock; (E) consolidate or merge with another entity; or (F) sell or lease all or substantially all of our properties and assets.



REGISTRATION RIGHTS



     We are obligated to register the resale of the common stock into which the Schwartz Cooper warrant is exercisable at any time after February 13, 2002 whenever the holder makes such a demand on us or if we undertake to register any common stock for our own account or any other person.



BRIDGE FINANCING



     In June 2002, we raised $2,225,000 in bridge financing in which we issued 89 units, consisting of one common stock purchase warrant entitling the holder the right to purchase 25,000 shares of our common stock and one $25,000 promissory note. Each unit sold for $25,000.



  BRIDGE WARRANT



     Each Bridge warrant is exercisable into one share of our common stock at $0.65 per share for a period of five years.

  ADJUSTMENTS TO EXERCISE PRICE



     The exercise price and the number of shares of common stock issuable upon the exercise of the Bridge warrants is subject to adjustment from time to time upon the occurrence of any of the following events:



     - If we (A pay a dividend or make a distribution to our shareholders, (B) subdivide our common stock, (C) combine our common stock into a smaller number of shares, or (D) issue by classification of our common stock other securities;



     - If we issue any securities at a price per share less than the exercise price of the Bridge warrants;



     - If we distribute evidences of our indebtedness or assets to all or substantially all of the holders of common stock;



     - If we consolidate or merge with another entity or sell or convey all or substantially all of our business or assets or property.



  BRIDGE PROMISSORY NOTE



     The Bridge promissory notes, which bear interest at 7% per year, are convertible at any time at the option of the holder and automatically when we raise at least $7,000,000 in equity financing (including the conversion of the Bridge promissory notes). The Bridge promissory notes convert into one share of our common stock at a 25% discount to the price at which our common stock is trading at the time of conversion but not less than $0.50 and not more than $1. In addition, for each four shares of common stock the Bridge promissory notes are converted into, the holder receives one common stock purchase warrant which are exercisable into one share of our common stock at 150% of the conversion price of the Bridge promissory notes.



CONVERTIBLE PROMISSORY NOTE



     We have issued a convertible promissory note to Monsun A/S due July 31, 2002. The promissory note is for the principal amount of $500,000. We also issued a warrant for 100,000 shares of our common stock with an exercise price of $0.60 per share and a warrant for 200,000 shares of our common stock with an exercise price of $.30 per share to Monsun in consideration of Monsun initially extending the due date of their note and a second warrant for 200,000 shares with an exercise price of $0.70 per share in consideration of Monsun extending the note to July 31. If we prepay the promissory note, the holder, at its option, may elect to convert the promissory note, plus accrued interest, into shares of our common stock at the conversation rate of $1 per share. In addition, the number of shares of common stock the promissory note is convertible into is subject to adjustment from time to time if we (A) subdivide, combine or reclassify our common stock, or (B) exchange our common stock for securities or property of another company.


TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is LaSalle Bank National Association, Chicago, Illinois.

                                 LEGAL MATTERS

     The validity of the shares offered by this prospectus has been passed upon for us by Schiff Hardin & Waite, Chicago, Illinois.

                                    EXPERTS


     The consolidated financial statements of Molecular Diagnostics, Inc. appearing in our Form 10-K, as amended, for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contain an explanatory paragraph describing conditions that raise substantial doubt about Molecular Diagnostics' ability to continue as a going concern as described in Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file with the SEC in Washington, D.C. or at its regional offices located at:

      Public Reference Room             Midwest Regional Office
     450 Fifth Street, N.W.                 Citicorp Center
            Room 1024                   500 West Madison Street
     Washington, D.C. 20549                   Suite 1400
                                        Chicago, Illinois 60661

     You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically. The address of that site is: http://www.sec.gov.

     Our common stock is listed on the Over-the-Counter Bulletin Board and reports and proxy statements and other information about us can be inspected at the offices of The Nasdaq-Amex Stock Market, Inc., 1735 K Street, N.W., Washington, DC 20006-1500.


     We filed a registration statement on Form S-2 under the Securities Act with the SEC that registers the shares of our common stock offered by this prospectus. This prospectus constitutes a part of the registration statement but does not contain all the information presented in the registration statement and its exhibits. For more information we refer you to the registration statement, including the exhibits.


     The SEC allows us to "incorporate by reference" information we file with the SEC, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. This prospectus incorporates by reference:


     - Annual Report on Form 10-K, as amended, for the year ended December 31, 2001;



     - Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;



     - Current Report on Form 8-K dated January 22, 2002; and



     - Current Report on Form 8-K dated June 10, 2002.


     You may request a copy of the documents incorporated by reference in this prospectus and not delivered with the prospectus at no cost by writing or by telephoning us at the following address:

                          Molecular Diagnostics, Inc.
                            414 North Orleans Street
                                   Suite 510
                            Chicago, Illinois 60610
                                 (312) 222-9550
                          Attention: Peter P. Gombrich

     We will not provide exhibits to documents unless they are specifically incorporated by reference. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

                    DOCUMENTS DELIVERED WITH THIS PROSPECTUS


     We are delivering a copy of our Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2001 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 with this prospectus.


      COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITY

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our charter, bylaws or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by one of our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                               42,370,748 Shares


                          Molecular Diagnostics, Inc.

                                  Common Stock

                                   PROSPECTUS


                                 June   , 2002


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Molecular Diagnostics, Inc. in connection with the sale of the common stock being registered. All amounts are estimates except the registration fees.


                                                          AMOUNT TO BE
                                                              PAID
                                                          ------------
SEC Registration Fee...................................     $  1,502
Printing...............................................       90,000
Legal Fees and Expenses................................       45,000
Accounting Fees and Expenses...........................       15,000
Blue Sky Fees and Expenses.............................            0
Transfer Agent and Registrar Fees......................            0
Miscellaneous..........................................
                                                            --------
          Total........................................     $151,502
                                                            ========


ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees and agents of Molecular Diagnostics; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

     Molecular Diagnostics' Certificate of Incorporation, a copy of which is incorporated hereto as Exhibit 3.1, and its By-Laws, which are incorporated hereto as Exhibit 3.2, provide for indemnification of its officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law.

     Molecular Diagnostics' Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to Molecular Diagnostics or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to Molecular Diagnostics or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or a stock repurchase or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his responsibilities under any other law, including the federal securities laws.

     Molecular Diagnostics has obtained an insurance policy in the amount of $3,000,000 which (i) provides for the payment by the insurer of all amounts which Molecular Diagnostics may legally pay to officers and directors as indemnification, excluding certain fines and penalties which are legally uninsurable, and (ii) insures Molecular Diagnostics' officers and directors against certain claims which are not indemnified by Molecular Diagnostics.

     Insofar as indemnification by Molecular Diagnostics for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Molecular Diagnostics pursuant to the foregoing provisions, Molecular Diagnostics has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   2.1    Bell National Corporation Plan of Reorganization (Annex I).
          (Incorporated herein by reference to Item 1 of the Bell
          National Corporation Annual Report on Form 10-K for the
          period from August 20, 1985 to December 31, 1985 and for the years ended December 31, 1986 and 1987.)*
   2.2    Exchange Agreement dated December 4, 1998 among the Company,
          InPath, and the InPath Members. (Incorporated herein by
          reference to Appendix A to the Bell National Corporation
          Definitive Proxy Statement on Schedule 14A, filed on April
          30,1999.)*
   2.3    Agreement and Plan of Merger of Bell National Corporation
          and the Company. (Incorporated herein by reference to
          Appendix C to the Bell National Corporation Definitive Proxy
          Statement on Schedule 14A, filed on April 30, 1999.)*
   2.4    Agreement and Plan of Merger by and among AccuMed
          International, Inc., AccuMed Acquisition Corp. and Ampersand
          Medical Corporation, dated as of February 7, 2001.
          (Incorporated herein by reference to Appendix I to
          Registration Statement No. 333-61666.)
   2.5    Amendment No. 1, dated May 14, 2001 to the Agreement and
          Plan of Merger by and among AccuMed International, Inc.,
          AccuMed Acquisition Corp. and Ampersand Medical Corporation,
          dated February 7, 2001. (Incorporated herein by reference to
          Appendix I to Registration Statement No. 333-61666.)
   3.1    Restated Articles of Incorporation. (Incorporated herein by reference to Exhibit 3.1 of the Bell National Corporation
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 1988.)*
   3.2    Bylaws of Bell National Corporation. (Incorporated herein by reference to Exhibit 3.2 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1989.)*
   3.3    Certificate of Incorporation of the Company as amended.
          (Incorporated herein by reference to Appendix D to the Bell
          National Corporation Definitive Proxy Statement on Schedule
          14A, filed on April 30, 1999.)*
   3.4    By-laws of the Company. (Incorporated herein by reference to
          Appendix E to the Bell National Corporation Definitive Proxy
          Statement on Schedule 14A, filed on April 30, 1999.)*
   3.5    Certificate of Designation, Preferences and Rights of Series
          A Convertible Preferred Stock of Ampersand Medical
          Corporation. (Incorporated herein by reference to Exhibit
          3.5 to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 2000.)
   3.6    Certificate of Designation, Preferences and Rights of Series
          B Convertible Preferred Stock of Ampersand Medical
          Corporation. (Incorporated herein by reference to Exhibit
          3.6 to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 2000.)
   3.7    Certificate of Incorporation of Molecular Diagnostics, Inc.,
          as amended. (Incorporated herein by reference to the
          Company's Current Report on Form 8-K dated September 26,
          2001.)
   3.8    Section 6 of Article VII of the By-laws of the Company as
          amended. (Incorporated herein by reference to Exhibit 3.3 to the Company's S-4 Registration Statement, File No.
          333-61666, filed August 24, 2001.)
   3.9    Certificate of Designation, Preferences and Rights of Series
          C Convertible Preferred Stock of Molecular Diagnostics, Inc.
          (Incorporated herein by reference to Exhibit 3.4 to the
          Company's S-2 Registration Statement, File No. 333083578
          filed February 28, 2002)
  3.10    Certificate of Amendment of Certificate of Designation,
          Preferences and Rights of Series C Convertible Preferred
          Stock. (Incorporated herein by reference to Exhibit 3.5 to the Company's S-2 Registration Statement, File No. 333083578
          filed February 28, 2002)
  3.11    Certificate of Amendment of Amended Certificate of
          Designation, Preferences and Rights of Series C Convertible
          Preferred Stock. (Incorporated herein by reference to
          Exhibit 3.6 to the Company's S-2 Registration Statement,
          File No. 333083578 filed February 28, 2002)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  3.12    Certificate of Designation, Preferences and Rights of Series
          D Convertible Preferred Stock. (Incorporated herein by
          reference to Exhibit 3.7 to the Company's S-2 Registration
          Statement, File No. 333083578 filed February 28, 2002)
  3.13    Certificate of Designation, Preferences and Rights of Series
          E Convertible Preferred Stock. (Incorporated herein by
          reference to Exhibit 3.8 to the Company's S-2 Registration
          Statement, File No. 333083578 filed February 28, 2002)
   4.1    Form of Common Stock Purchase Warrant, as executed by Bell
          National Corporation on December 4, 1998 with respect to
          each of Mr. Gombrich, Theodore L. Koenig, William J. Ritger,
          Fred H. Pearson, Walter Herbst, AccuMed International, Inc.,
          Northlea Partners Ltd., and Monroe Investments, Inc.
          (collectively, the "InPath Members"). (Incorporated herein by reference to Exhibit 3 of the Schedule 13D filed jointly by the InPath Members on December 14, 1998.)*
   4.2    Stockholders Agreement dated December 4, 1998 among the
          Company, Winchester National, Inc., the InPath Members, and
          Mr. Milley, Mr. Shaw, Cadmus, and MMI (collectively, the
          "Claimants"). (Incorporated herein by reference to Exhibit 2 to the Schedule 13D filed jointly by the InPath Members on
          December 14, 1998.)*
   4.3    Form of Common Stock Purchase Warrant issued to Holleb &
          Coff on July 4, 1999 representing the right to purchase
          250,000 shares of Common Stock of the Company in connection with legal services rendered. (Incorporated herein by
          reference to Exhibit 4.3 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1999.)*
   4.4    Form of Common Stock Purchase Warrant issued to The Research
          Works on October 11, 1999 representing the right to purchase
          70,000 shares of Common Stock of the Company in connection with the preparation of an investment research report.
          (Incorporated herein by reference to Exhibit 4.4 of the
          Company's Annual Report on Form 10-K for the fiscal year
          ended December 31, 1999.)*
   4.5    Form of Common Stock Purchase Warrant issued to Azimuth
          Corporation on December 10, 1999 representing the right to purchase 50,000 shares of Common Stock of the Company as
          additional consideration for a 12% Convertible Promissory
          Note issued on the same date. (Incorporated herein by
          reference to the Company's Annual Report on Form 10-K for
          the fiscal year ended December 31, 1999.)*
   4.6    Form of Common Stock Purchase Warrant issued to Richard
          Doermer on January 3, 2000 representing the right to
          purchase 96,250 shares of Common Stock of the Company in
          connection with financial advisory services rendered.
          (Incorporated by reference to Exhibit 4.6 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000.)*
   4.7    Form of Common Stock Purchase Warrant issued to Richard
          Doermer on January 3, 2000 representing the right to
          purchase 75,759 shares of Common Stock of the Company in
          connection with financial advisory services rendered.
          (Incorporated by reference to Exhibit 4.7 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000.)*
   4.8    Form of Common Stock Purchase Warrant issued to Richard
          Doermer on January 3, 2000 representing the right to
          purchase 121,313 shares of Common Stock of the Company in
          connection with financial advisory services rendered.
          (Incorporated by reference to Exhibit 4.8 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000.)*
   4.9    Form of Common Stock Purchase Warrant issued to Richard
          Doermer on January 3, 2000 representing the right to
          purchase 94,697 shares of Common Stock of the Company in
          connection with financial advisory services rendered.
          (Incorporated by reference to Exhibit 4.9 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000.)*
  4.10    Form of Common Stock Purchase Warrant issued to William J.
          Ritger on May 24, 2000 representing the right to purchase
          531,614 shares of Common Stock of the Company in connection with financial advisory services rendered. (Incorporated by reference to Exhibit 4.10 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 2000.)*

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.11    Form of Common Stock Purchase Warrant issued to Denis M.
          O'Donnell on May 24, 2000 representing the right to purchase
          784,901 shares of Common Stock of the Company in connection with financial advisory services rendered. (Incorporated by reference to Exhibit 4.11 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 2000.)*
  4.12    Form of Common Stock Purchase Warrant issued to Prospektiva,
          SA on May 23, 2000 representing the right to purchase 48,333 shares of Common Stock of the Company in connection with
          financial advisory services rendered. (Incorporated by
          reference to Exhibit 4.12 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 2000.)*
  4.13    Form of Common Stock Purchase Warrant issued to Dr. Bruce
          Patterson, on September 12, 2000 representing the right to purchase 150,000 shares of Common Stock of the Company as
          additional consideration for the achievement of product
          development milestones under a License and Development
          Agreement for Specific Medical Technology for the Detection
          of Oncogenic HPV Virus. (Incorporated by reference to
          Exhibit 4.13 to the Company's Annual Report on Form 10-K for
          the fiscal year ended December 31, 2000.)*
  4.14    Form of Common Stock Purchase Warrant issued to Dr. Bruce
          Patterson, on September 12, 2000 representing the right to purchase 100,000 shares of Common Stock of the Company as
          consideration for an Addendum to a License and Development
          Agreement for Specific Medical Technology for the Detection
          of Oncogenic HPV Virus. (Incorporated by reference to
          Exhibit 4.14 to the Company's Annual Report on Form 10-K for
          the fiscal year ended December 31, 2000.)*
  4.15    Form of Common Stock Purchase Warrant issued to Osprey
          Partners, on November 22, 2000 representing the right to
          purchase 100,000 shares of Common Stock of the Company in
          connection with financial advisory services to be rendered over twelve months. (Incorporated by reference to Exhibit
          4.15 to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 2000.)*
  4.16    Form of Common Stock Purchase Warrant issued to Univest
          Management, Inc. on November 22, 2000 representing the right to purchase 100,000 shares of Common Stock of the Company in connection with financial advisory services to be rendered over twelve months. (Incorporated by reference to Exhibit
          4.16 to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 2000.)*
  4.17    Form of Common Stock Purchase Warrant issued to Azimuth
          Corporation on December 1, 2000 representing the right to
          purchase 50,000 shares of Common Stock of the Company as
          additional consideration for a 12% Promissory Note issued on
          December 4, 2000. (Incorporated by reference to Exhibit 4.17 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)*
  4.18    Form of Common Stock Purchase Warrant issued to Azimuth
          Corporation on December 8, 2000 representing the right to
          purchase 1,000,000 shares of Common Stock of the Company as additional consideration for a 15% Promissory Note issued on
          December 11, 2000 in connection with the proposed
          acquisition of AccuMed International, Inc. by the Company.
          (Incorporated by reference to Exhibit 4.18 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000.)*
  4.19    Form of Common Stock Purchase Warrant issued to Azimuth
          Corporation on February 7, 2001 representing the right to
          purchase 1,000,000 shares of Common Stock of the Company as additional consideration for two 15% Promissory notes issued on February 1, 2001 and February 7, 2001 in connection with the proposed acquisition of AccuMed International, Inc. by the Company. (Incorporated by reference to Exhibit 4.19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)*
  4.20    Common Stock Purchase Warrant issued to Azimuth Corporation on August 6, 2001 representing the right to purchase 250,000 shares of common stock of the Company as additional
          consideration for a 15% promissory note. (Incorporated by
          reference to Exhibit 4.24 to the Company's S-4 Registration
          Statement File No. 333-61666 filed August 24, 2001.)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  4.21    Common Stock Purchase Warrant issued to Cadmus Corporation on August 6, 2001 representing the right to purchase 250,000 shares of common stock of the Company as additional
          consideration for a 15% promissory note. (Incorporated by
          reference to Exhibit 4.23 to the Company's S-4 Registration
          Statement File No. 333-61666 filed August 24, 2001.)
  4.22    Common Stock Purchase Warrant issued to Northlea Partners,
          Ltd. on August 6, 2001 representing the right to purchase
          62,500 shares of common stock of the Company as additional consideration for a 15% promissory note. (Incorporated by
          reference to Exhibit 4.27 to the Company's S-4 Registration
          Statement File No. 333-61666 filed August 24, 2001.)
  4.23    Common Stock Purchase Warrant issued to Azimuth Corporation on July 26, 2001 representing the right to purchase 500,000 shares of common stock of the Company as consideration of
          Azimuth's waiver of the conversion feature of its $500,000 convertible promissory note issued September 22, 2000.
          (Incorporated by reference to Exhibit 4.25 to the Company's
          S-4 Registration Statement File No. 333-61666 filed August
          24, 2001.)
  4.24    Common Stock Purchase Warrant issued to Azimuth Corporation on August 17, 2001 representing the right to purchase 25,000 shares of common stock of the Company. (Incorporated by
          reference to Exhibit 4.26 to the Company's S-4 Registration
          Statement File No. 333-61666, filed August 24, 2001.)
  4.25    Common Stock Purchase Warrant issued to Tucker Anthony
          Incorporated on July 10, 2001 representing the right to
          purchase 150,000 shares of common stock of the Company.
          (Incorporated by reference to Exhibit 4.28 to the Company's
          S-2 Registration Statement, File No. 333-83578 filed
          February 28, 2002).
  4.26    Common Stock Purchase Warrant issued to Ventana Medical
          Systems, Inc. on November 2, 2001 representing the right to purchase 1,750,000 shares of common stock of the Company.
          (Incorporated by reference to Exhibit 4.29 to the Company's
          S-2 Registration Statement, File No. 333-83578 filed
          February 28, 2002).
  4.27    Form of Confidential $5,000,000 Common Stock Private
          Offering Memorandum dated January 2000. (Incorporated by
          reference to Exhibit 4.20 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 2000.)*
  4.28    Form of Confidential $5,000,000 Series B Convertible
          Preferred Stock Private Offering memorandum dated November
          2000 and amended January 30, 2001. (Incorporated by
          reference to Exhibit 4.21 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 2000.)*
  4.29    Amendment No. 1 to Stockholders Agreement dated July 25,
          2000 among the Company, the InPath Members, Mr. Milley, Mr.
          Shaw, MMI, Cadmus Corporation, and Winchester National, Inc.
          (Incorporated by reference to Exhibit 4.22 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000.)*
  4.30    Common Stock Purchase Warrant issued to Schwartz, Cooper,
          Greenberger & Krauss, Chartered on February 13, 2002
          representing the right to purchase 750,000 shares of common stock.
  4.31    Common Stock Purchase Warrant issued to Monsun AS on April
          1, 2002 representing the right to purchase 200,000 shares of common stock.
  4.32    Form of Common Stock Purchase Warrant issued to Cell
          Solutions, LLC on October 11, 2001 representing the right to purchase 172,120 shares of common stock.
  4.33    Form of Common Stock Purchase Warrant issued in connection with the Bridge Financing in June 2002.
   5.1    Consent of Opinion of Schiff, Hardin & Waite.
  10.1    Stock Appreciation Rights Agreement dated as of November 20,
          1989 between the Company and Raymond O'S. Kelly.
          (Incorporated herein by reference to Exhibit 10.5 of the
          Company's Annual Report on Form 10-K for the fiscal year
          ended December 31, 1989.)*

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
  10.2    Stock Appreciation Rights Agreement dated as of November 20,
          1989 between the Company and Nicholas E. Toussaint.
          (Incorporated herein by reference to Exhibit 10.7 of the
          Company's Annual Report on Form 10-K for the fiscal year
          ended December 31, 1989.)*
  10.3    Stock Appreciation Rights Agreement dated as of November 20,
          1989 between the Company and Nicholas E. Toussaint.
          (Incorporated herein by reference to Exhibit 10.7 of the
          Company's Annual Report on Form 10-K for the fiscal year
          ended December 31, 1989.)*
  10.4    SAR Agreement Extension dated November 15, 1995 between the
          Company and Raymond O'S. Kelly. (Incorporated herein by
          reference to Exhibit 10.20 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1995.)*
  10.5    SAR Agreement Extension dated November 15, 1995 between the
          Company and Nicholas E. Toussaint. (Incorporated herein by reference to Exhibit 10.21 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1995.)*
  10.6    Employment Agreement dated May 1, 1998 between Mr. Gombrich and InPath, LLC, as amended on December 4, 1998.
          (Incorporated herein by reference to Exhibit 10.6 of the
          Company's Annual Report on Form 10-K for the fiscal year
          ended December 31, 1998.)*
  10.7    Claims Agreement dated December 4, 1998 among the Company, the Claimants, and Liberty Associates Limited Partnership.
          (Incorporated herein by reference to Exhibit 4 to the
          Schedule 13D filed jointly by the InPath Members on December
          14, 1998.)*
  10.8    Ampersand Medical Corporation Equity Incentive Plan
          established as of June 1, 1999. (Incorporated herein by
          reference to Appendix F to the Bell National Corporation
          Definitive Proxy Statement on Schedule 14A, as filed on
          April 30, 1999.)*
  10.9    Ampersand Medical Corporation Employee Stock Purchase Plan.
          (Incorporated herein by reference to Appendix G to the Bell
          National Corporation Definitive Proxy statement on Schedule
          14A, as filed on April 30, 1999.)*
 10.10    Form of Promissory Note issued in connection with the Bridge
          Financing in June 2002.
 10.11    Lease Agreement between the Company and O.P., L.L.C. dated
          September 1, 1999 pertaining to the premises located at
          suite 305, 414 N. Orleans, Chicago, IL 60610. (Incorporated herein by reference to Exhibit 10.12 of the Company's Annual
          Report on Form 10-K for the fiscal year ended December 31,
          1999.)*
 10.12    Amendment to Lease Agreement between the Company and O.P.,
          L.L.C. dated November 1, 1999 pertaining to the premises at suite 300, 414 N. Orleans, Chicago, IL 60610. (Incorporated herein by reference to Exhibit 10.13 of the Company's Annual
          Report on Form 10-K for the fiscal year ended December 31,
          1999.)*
 10.13    Form of Note purchase agreements dated between March 1, 1999 and June 29, 1999 between the Company and several
          purchasers. (Incorporated herein by reference to Exhibit
          10.14 of the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 1999.)*
 10.14    Form of 6% Convertible Subordinated Note Due 2000, dated
          between March 1, 1999 and June 29, 1999 issued by the
          Company to several purchasers. (Incorporated herein by
          reference to Exhibit 10.15 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1999.)*
 10.15    Schedule of purchasers of 6% Convertible Notes Due 2000,
          including dates and amount purchased. (Incorporated herein by reference to Exhibit 10.16 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.)*
 10.16    Form of Senior Convertible Promissory Note issued to Azimuth
          Corporation on December 10, 1999. (Incorporated herein by
          reference to Exhibit 10.17 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1999.)*
 10.17    Form of Restricted Stock Award of 50,000 shares of Common
          Stock issued to David A. Fishman, M.D., on August 10, 1999 as additional compensation under a 36 month Consulting
          Agreement dated June 1, 1999. (Incorporated herein by
          reference to Exhibit 10.18 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1999.)

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.18    Form of Restricted Stock award of 50,000 shares of Common
          Stock issued to Arthur L. Herbst, M.D., on August 10, 1999 as additional compensation under a 36 month Consulting
          Agreement dated July 1, 1999. (Incorporated herein by
          reference to Exhibit 10.19 of the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 1999.)*
 10.19    Form of $2,000,000 note received from Seaside Partners, L.P.
          on April 28, 2000. (Incorporated by reference to Exhibit
          10.20 to the Company's Annual Report on Form 10-K for the
          fiscal year ended December 31, 2000.)*
 10.20    Form of $300,000 note received from AccuMed International,
          Inc. on September 22, 2000 in conjunction with the proposed acquisition of AccuMed by the Company. (Incorporated by
          reference to Exhibit 10.21 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 2000.)*
 10.21    Form of $500,000 Convertible Promissory Note issued to
          Azimuth Corporation on September 22, 2000 in connection with the proposed acquisition of AccuMed International, Inc. by the Company. (Incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)*
 10.22    Form of $500,000 Convertible Promissory Note issued to
          Monsun, AS on November 1, 2000. (Incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K
          for the fiscal year ended December 31, 2000.)*
 10.23    Form of $200,000 Promissory Note issued to Azimuth
          Corporation on December 4, 2000. (Incorporated by reference to Exhibit 10.24 to the Company's Annual Report on Form 10-K
          for the fiscal year ended December 31, 2000.)*
 10.24    Form of $100,000 Promissory Note issued to Azimuth
          Corporation on December 11, 2000 in conjunction with the
          proposed acquisition of AccuMed International, Inc. by the
          Company. (Incorporated by reference to Exhibit 10.25 to the
          Company's Annual Report on Form 10-K for the fiscal year
          ended December 31, 2000.)*
 10.25    Amendment to Patent and Technology License Agreement dated
          June 9, 2000 by and between Ampersand Medical Corporation,
          AccuMed International, Inc. and InPath, L.L.C. (Incorporated
          by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)*
 10.26    License and Development Agreement for Specific Medical
          Technology for the Detection of Oncogenic HPV Virus dated
          June 23, 2000, by and between Invirion, Dr. Bruce Patterson, and Ampersand Medical Corporation. (Incorporated by
          reference to Exhibit 10.27 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 2000.)*
 10.27    First Addendum to License and Development Agreement for
          Specific Medical Technology for the Detection of Oncogenic
          HPV Virus dated September 12, 2000, by and between Invirion,
          Dr. Bruce Patterson and Ampersand Medical Corporation.
          (Incorporated by reference to Exhibit 10.28 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000.)*
 10.28    Second Addendum to License and Development Agreement for
          Specific Medical Technology for the Detection of Oncogenic
          HPV Virus dated January 12, 2001, by and between Invirion,
          Dr. Bruce Patterson and Ampersand Medical Corporation.
          (Incorporated by reference to Exhibit 10.29 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000.)*
 10.29    Form of $25,000 Promissory Note issued to Azimuth
          Corporation on February 1, 2001 in conjunction with the
          proposed acquisition of AccuMed International, Inc. by the
          Company. (Incorporated by reference to Exhibit 10.30 to the
          Company's Annual Report on Form 10-K for the fiscal year
          ended December 31, 2000.)*
 10.30    Form of $470,000 Promissory Note issued to Azimuth
          Corporation on February 7, 2001 in conjunction with the
          proposed acquisition of AccuMed International, Inc. by the
          Company. (Incorporated by reference to Exhibit 10.31 to the
          Company's Annual Report on Form 10-K for the fiscal year
          ended December 31, 2000.)*

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 10.31    Lease Agreement between the Company and O.P., L.L.C date May
          18, 2000, pertaining to premises located at 414 N. Orleans,
          Suite 510, Chicago, Illinois 60610. (Incorporated by
          reference to Exhibit 10.32 to the Company's Annual Report on
          Form 10-K for the fiscal year ended December 31, 2000.)*
 10.32    First Amendment to Lease Agreement between the Company and
          O.P., L.L.C. dated February 13, 2001, pertaining to
          additional premises at 414 N. Orleans, Suite 503, Chicago,
          Illinois 60610 and extending the term of the original lease until February 28, 2006. (Incorporated by reference to
          Exhibit 10.33 to the Company's Annual Report on Form 10-K
          for the fiscal year ended December 31, 2000.)*
 10.33    Form of Restricted Stock Award of 25,000 shares of Common
          Stock issued to Eric A Gombrich on May 1, 2000 as additional compensation under a 36 month Employment Agreement dated
          April 1 2000. (Incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.)*
 10.34    Form of Restricted Stock Award of 50,000 shares of Common
          Stock issued to Ralph M. Richart, M.D., on July 24, 2000 as additional compensation under a 36 month Consulting
          Agreement dated June 1, 2000. (Incorporated by reference to
          Exhibit 10.35 to the Company's Annual Report on Form 10-K
          for the fiscal year ended December 31, 2000.)*
 10.35    Form of Restricted Stock Award of 50,000 shares of Common
          Stock issued to J. Thomas Cox, M.D., on October 20, 2000 as additional compensation under a 36 month Consulting
          Agreement dated October 15, 2000. (Incorporated by reference to Exhibit 10.36 to the Company's Annual Report on Form 10-K
          for the fiscal year ended December 31, 2000.)
 10.36    Form of Voting Agreement between the Company and each of the officers and directors of AccuMed International, Inc.
          (Exhibit A to the Agreement and Plan of Merger included in
          Appendix I to the proxy statement-prospectus.)
 10.37    $100,000 Promissory Note issued to Cadmus Corporation on
          July 26, 2001. (Incorporated by reference to Exhibit 10.39 to the Company's S-4 Registration Statement, File No.
          333-61666, filed August 24, 2001.)
 10.38    $100,000 Promissory Note issued to Azimuth Corporation on
          August 6, 2001. (Incorporated by reference to Exhibit 10.40 to the Company's S-4 Registration Statement, File No.
          333-61666, filed August 24, 2001.)
 10.39    $25,000 Promissory Note issued to Northlea Partners, Ltd. on
          August 6, 2001. (Incorporated by reference to Exhibit 10.41 to the Company's S-4 Registration Statement, File No.
          333-61666, filed August 24, 2001.)
 10.40    $118,500 Promissory Note issued to Schwartz, Cooper,
          Greenberger & Krauss on February 13, 2002.
 23.1     Consent of Ernst & Young.
 23.2     Consent of Opinion of Schiff, Hardin & Waite (Included in
          Exhibit 5.1.)
 24.1     Power of Attorney by directors and officers of the
          Company.**
 24.2     Certified copy of a resolution by the Board of Directors of the Company authorizing execution of the Registration
          Statement on behalf of the Company by an attorney-in-fact.**


---------------

 * SEC File No. 0-935


** Previously filed


     (b) Financial Statement Schedules


     The information required to be set forth herein is incorporated by reference to Molecular Diagnostics' Annual Report on Form 10-K, as amended, for the year ended December 31, 2001.

ITEM 17. UNDERTAKINGS

     A. The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     D. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the Certificate of Incorporation, as amended (the "Certificate of Incorporation"), and the bylaws, as amended (the "Bylaws"), of the registrant, the Delaware General Corporation Law or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe this meets all the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago, State of Illinois, on June 21, 2002.


                                            MOLECULAR DIAGNOSTICS, INC.

                                            By:    /s/ PETER P. GOMBRICH
                                              ----------------------------------
                                                      Peter P. Gombrich,
                                                   Chief Executive Officer


                                            By:   /s/ MICHAEL A. BRODEUR

                                              ----------------------------------

                                                     Michael A. Brodeur,


                                                   Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.


                     SIGNATURE                                     TITLE                         DATE
                     ---------                                     -----                         ----
                         *                           Director and Chairman of the Board     June 21, 2002
---------------------------------------------------    of Directors, Chief Executive
                 Peter P. Gombrich                     Officer, acting President, Chief
                                                       Financial Officer and Secretary
                                                       (principal executive officer)

                         *                           Director                               June 21, 2002
---------------------------------------------------
                 Alexander Milley

                         *                           Director                               June 21, 2002
---------------------------------------------------
                  Robert C. Shaw

                         *                           Director                               June 21, 2002
---------------------------------------------------
                    John Abeles

                         *                           Director                               June 21, 2002
---------------------------------------------------
                Denis M. O'Donnell

               /s/ PETER P. GOMBRICH                 Individually and as                    June 21, 2002
---------------------------------------------------    Attorney-in-fact
                 Peter P. Gombrich